ANNUAL INFORMATION FORM

FOR THE FINANCIAL YEAR ENDED DECEMBER 31, 2015

DATED March 30, 2016

AMERICAS SILVER CORPORATION
Annual Information Form
For the Financial Year Ended December 31, 2015

CONTENTS

PRELIMINARY NOTES

Effective Date of Information

All information in this annual information form (“AIF”) of Americas Silver Corporation (“Americas Silver” or the “Company”) is as at December 31, 2015 unless otherwise indicated. The information in this AIF is stated as of March 30, 2016.

Additional Information

Additional information is provided in the Company’s audited consolidated financial statements and Management Discussion and Analysis thereon for the year ended December 31, 2015. Additional information, including directors’ and officers’ remuneration and indebtedness and information concerning the principal holders of the Company’s securities authorized for issuance under equity compensation plans, where applicable, will be contained in the Company’s Management Information Circular to be filed in connection with its upcoming annual and special meeting of shareholders currently scheduled to be held in May 2016. This information and other additional information relating to the Company may be found on SEDAR at www.sedar.com.

Interpretation and Definitions

Unless otherwise indicated, in this AIF all references to “dollar” or the use of the symbol “$” are to the United States dollar and all references to “C$” are to the Canadian dollar. A glossary of certain technical terms, abbreviations and measurement conversions is set forth in Appendix A.

Forward-Looking Statements

Statements contained or incorporated by reference in this AIF that are not current or historical factual statements may constitute forward-looking information within the meaning of applicable Canadian securities laws. All statements other than statements of historical fact included in this AIF that address activities, events or developments that the Company expects or anticipates will or may occur in the future, including without limitation, statements regarding any objectives, expectations, intentions, plans, results, levels of activity, goals or achievements, estimates of mineral reserves and resources, the realization of mineral reserve estimates, the San Rafael prefeasibility study, impairment of mining interests and non-producing properties, the timing and amount of estimated future production, production guidance, costs of production, capital expenditures, costs and timing of development, success of exploration activities, permitting timelines, government regulation of mining operations, environmental risks, the going concern assumption, and the timing and possible outcomes of pending litigation, negotiations or regulatory investigations, including, the final determination of the boundaries of the concessions encompassing El Cajón deposit are or involve forward-looking statements. Although forward-looking statements contained in this AIF are based on what management considers to be reasonable assumptions based on information currently available to it, there can be no assurances that actual events, performance or results will be consistent with these forward looking statements, and management’s assumptions may prove to be incorrect. Generally, forward-looking statements can be identified by the use of forward-looking terminology such as “anticipates”, “assumes”, “believes”, “budget”, “could”, “estimates”, “expects”, “forecasts”, “guidance”, “indicates”, “intends”, “likely”, “may”, “objective”, “outlook”, “plans”, “potential”, “predicts”, “scheduled”, “should”, “target”, “trends”, “will”, or “would” or the negative or other variations of these words or other comparable words or phrases. This AIF and its appendices, including those set out under “Risk Factors” in this AIF and any documents incorporated herein by reference, contain forward-looking statements including, but not limited to those relating to the Company. All such forward-looking statements are subject to important risks, uncertainties and assumptions. These statements are forward-looking because they are based on current expectations, estimates and assumptions. It is important to know that: (i) unless otherwise indicated, forward-looking statements in this AIF and its appendices including any documents incorporated herein by reference describe expectations as at the date hereof; (ii) actual results and events could differ materially from those expressed or implied in the forward-looking statements in this AIF and its appendices, including the documents incorporated herein by reference, if known or unknown risks affect the respective businesses of the Company, or if their estimates or assumptions turn out to be inaccurate. As a result, the Company cannot guarantee that the results or events expressed or implied in any forward-looking statement will materialize, and accordingly, you are cautioned not to place undue reliance on these forward-looking statements; and (iii) the Company disclaims any intention and assumes no obligation to update or revise any forward-looking statement even if new information becomes available, as a result of future events or for any other reason, except in accordance with applicable Canadian securities laws. The Company has made a number of assumptions in making forward-looking statements in this AIF and its appendices including any documents incorporated herein by reference.

Cautionary Note to Investors in the United States Regarding Resources and Reserves

Information concerning the mineral properties of the Company has been prepared in accordance with the requirements of Canadian securities laws, which differ in material respects from the requirements of U.S. securities laws applicable to U.S. companies subject to the reporting and disclosure requirements of the U.S. Securities Exchange Commission (the “SEC”). Under SEC standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time of the reserve determination, and the SEC does not recognize the reporting of mineral deposits which do not meet the SEC Industry Guide definition of “Reserve”. In accordance with Canadian National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”), the terms “mineral reserve”, “proven mineral reserve”, “probable mineral reserve”, “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” used in this AIF are defined in the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) Definition Standards for Mineral Resources and Mineral Reserves adopted by the CIM Council on December 11, 2005. While the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are recognized and required by the NI 43-101, the SEC does not recognize them. Shareholders who are U.S. persons are cautioned that, except for that portion of the mineral resources classified as mineral reserves, mineral resources do not have demonstrated economic value. Inferred mineral resources have a high degree of uncertainty as to their existence as to whether they can be economically or legally mined. Under Canadian securities laws, estimates of inferred mineral resources may not form the basis of an economic analysis. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Therefore, shareholders who are U.S. persons are cautioned not to assume that all or any part of an inferred mineral resource exists, that it can be economically or legally mined, or that it will ever be upgraded to a higher category. Likewise, shareholders who are U.S. persons are cautioned not to assume that all or any part of measured or indicated mineral resources will ever be upgraded to mineral reserves.

CORPORATE STRUCTURE

Name, Address and Incorporation

Americas Silver was incorporated as “Scorpio Mining Corporation” pursuant to articles of incorporation dated May 12, 1998 under the Canada Business Corporations Act with authorized share capital of an unlimited number of common shares without par value. The Company changed its name to “Americas Silver Corporation” by way of articles of amendment dated May 19, 2015 and its principal and registered office is located at 145 King Street West, Suite 2870, Toronto, Ontario, Canada M5H 1J8. The Company was originally listed on the Toronto Stock Exchange (the “Exchange”) trading under the symbol “SPM” from October 18, 2006. On December 23, 2014, the Company commenced trading on the OTCQX in the United States under the symbol “SMNPF” in connection with a merger transaction between Scorpio Mining and U.S. Silver & Gold Inc. (“U.S. Silver”) wherein the parties completed a merger of equals to combine their respective businesses by way of a plan of arrangement of U.S. Silver pursuant to section 182 of the Business Corporations Act (Ontario). This transaction is discussed further below in “General Development of the Business – Significant Acquisition”. Effective February 8, 2016 the Company changed its trading symbol on the TSX to “USA” and “USAPF” on the OTCQX.

Inter-Corporate Relationships

The following chart (as of the date of the AIF) illustrates the Company’s principal subsidiaries, together with the place of incorporation/governing law of each subsidiary and the percentage of voting securities beneficially owned by the Company. See “Description of the Business – Reorganizations.”

Note: Ownership is 100% unless otherwise stated.

GENERAL DEVELOPMENT OF THE BUSINESS

Overview

The Company is engaged in the evaluation, acquisition, exploration, development and operation of precious metals mineral properties in North America, primarily those with the potential for near-term production or exhibiting potential for hosting a major mineralized deposit. Scorpio Mining reorganized its assets in August 2007, whereby it maintained its principal asset, its 100%-owned Nuestra Señora silver-zinc-copper-lead project located in Mexico and transferred its gold assets located in Canada, on which there had been no significant recent exploration activity conducted, to Scorpio Gold Corporation. The Company is currently operating in two of the world’s leading silver camps: the Cosalá Operations in Sinaloa Mexico and the Galena Complex, in Idaho, United States.

In Sinaloa, Mexico, the Company operates the 100%-owned Cosalá Operations which includes the producing Nuestra Señora silver-zinc-copper-lead mine. The Company declared commercial production in January 2009 following development of the Nuestra Señora Mine (“Nuestra Señora Mine”) and associated commissioning of the Los Braceros processing facility.

On April 1, 2010, Scorpio Mining completed the acquisition of all of the outstanding shares of Platte River, through which the Company acquired several advanced silver-zinc-lead-copper-gold deposits, including El Cajón (“El Cajón Project”) and San Rafael ( “San Rafael Project”), and the La Verde mine. Along with the Nuestra Señora Mine and Los Braceros plant these properties now comprise the Cosalá Operations.

The primary asset of the Galena Complex, which was added as a result of the merger with U.S. Silver, is the operating Galena Mine and Mill, the Coeur Mine and Mill, and mineral properties adjacent to those centres of infrastructure. The Galena Complex has a long mining history with a combined production of over 220 million ounces of silver and associated by-product metals of copper and lead over a modern production history of more than 50 years with the Galena Mine being the second most prolific primary silver mine in United States history.

In 1995, a joint venture company was created between ASARCO and Coeur D’Alene Mines Corporation called Silver Valley Resources, which owned the Galena, Coeur and Caladay Mines. In 1999, Coeur d’Alene Mines Corporation purchased 100% of the assets of Silver Valley Resources and named the operation Coeur Silver Valley. This wholly owned subsidiary was purchased 100% by U.S. Silver in June 2006, for $15 million.

While silver-copper ore had been exploited for most of Galena’s history, U.S. Silver commenced production of silver-lead ore during the fourth quarter of 2007. Development activities were ramped up significantly in the second half of 2014 as U.S. Silver focused on the exploration and development of multiple areas where silver-lead ores had been identified in historic workings or drill holes in the Galena Mine. The Galena Complex stopped producing copper concentrate in November 2015.

The Company continues to examine opportunities to leverage its operating presence in the regions where it is active. Advances in exploration, mining and processing technologies as well as changing economic conditions are motivating re-evaluation of known occurrences and past producers. The Company operates in a cyclical industry where levels of cash flow have historically been correlated to market prices for commodities. In light of challenging economic conditions and the recent price environment in base and precious metals, Management will continue to evaluate all viable financing alternatives and cost saving efficiencies as required to continue the Company’s operations.

Significant Acquisition

On December 23, 2014, Scorpio Mining and U.S. Silver completed their merger of equals to combine their respective businesses by way of a plan of arrangement of U.S. Silver pursuant to section 182 of the Business Corporations Act (Ontario) (the “Arrangement”). The Arrangement was approved at a special meeting of the shareholders of U.S. Silver on December 18, 2014. Final Court approval was obtained from the Ontario Superior Court of Justice on December 22, 2014. On March 6, 2015, a Business Acquisition Report describing the transaction was filed on SEDAR.

Pursuant to the Arrangement, (i) each outstanding common share of U.S. Silver was exchanged for 1.68 common shares of Scorpio Mining (the “Exchange Ratio”), (ii) the outstanding options of U.S. Silver were exchanged for options to purchase common shares of Scorpio Mining based on the Exchange Ratio and (iii) the outstanding restricted share units of U.S. Silver were adjusted based on the Exchange Ratio with future cash pay-outs to be based on the trading price of the common shares of Scorpio Mining. As of the effective time of the Arrangement, the outstanding warrants of U.S. Silver, in accordance with their terms are exercisable for common shares of Scorpio Mining based on the Exchange Ratio. The common shares of U.S. Silver were delisted from the Exchange on December 31, 2014 and withdrawn from the OTCQX. U.S. Silver ceased to be a reporting issuer effective March 27, 2015.

In connection with the Arrangement, Scorpio Mining issued 137,468,737 common shares to the former shareholders of U.S. Silver. In addition, Scorpio Mining has reserved for issuance 38,757,377 common shares on the exercise of the warrants of U.S. Silver and 11,068,861 common shares on the exercise of the options to purchase common shares of Scorpio Mining issued in connection with the Arrangement. For further information see “General Description of Capital Structure”.

The combined Company’s strategic objective is to expand its silver production through the development of its own projects and consolidation of complimentary projects. The combined management team is led by Darren Blasutti, who assumed the title of President and Chief Executive Officer and draws from the expertise of both companies. The board of directors (the “Board”) is comprised of Mr. Blasutti together with two directors from Scorpio Mining (prior to the combination) and four directors from U.S. Silver. Scorpio Mining founder Peter Hawley is the Chairman of the Company. The Company’s current management and Board are comprised of senior mining executives and have extensive experience identifying, acquiring, developing, financing and operating precious metals deposits globally. For further information see “Directors and Officers”.

Operations – Three Year History

2013

On May 22, 2013 the Company reported a Technical Report and Preliminary Economic Assessment for its Nuestra Señora, San Rafael and El Cajón deposits set out in the Technical Report and Preliminary Economic Assessment, Nuestra Señora, San Rafael and El Cajón Deposits (the “Cosalá Technical Report”), dated April 12, 2013.

Nuestra Señora Mine development during 2013 totaled 3,246 equivalent meters of which 1,273 meters were in ore and 1,262 meters in waste, related to stope preparation, and 712 meters in capitalized development. The Company drilled 7,150 meters for exploration and 7,039 meters for definition at the Nuestra Señora Mine to investigate new mining areas near existing mine infrastructure and to further define and upgrade areas with then defined inferred resources. Drilling focused on the intersection of the Main Fault zone and a major crossing structure called the Fermin Fault. The intersection of the Santa Teresa and Candelaria Faults were also explored.

In 2013, due to the ongoing decline in the price of silver, U.S. Silver implemented the Small Mine Plan (“SMP”) at the Galena Mine. The SMP focused on increasing grade while reducing fixed and variable costs. Implemented in July 2013, it triggered the following actions: 1) the number of operating stopes was cut to approximately 15 from 25; 2) staffing at the Galena Mine was reduced from approximately 400 to 250 after a two month notice period per the Worker Adjustment and Retraining Notification Act; and 3) the Coeur Shaft was put on care and maintenance along with some areas of the Galena Mine.

The Company made a number of senior personnel changes at its Cosalá Operations in 2013, providing depth to the technical team and support for on-going and future mine development efforts, recruiting a General Manager, Operations Manager, Mine Manager and a Technical Services Manager, all of whom are Mexican nationals with significant experience.

At the end of Q3 2013, a 14% cut in Scorpio Mining’s workforce was implemented across the operations and exploration departments. These changes were necessary to increase operational efficiency as well as providing a prudent response to global economic conditions that had caused significant declines in metal prices.

2014

Cosalá Operations underground development totaled 3,174 meters in 2014. Nuestra Señora Mine development was comprised of 875 meters of expensed development and 844 meters of capitalized development. El Cajón capitalized underground development totaled 1,455 meters. Exploration drilling was carried out at Nuestra Señora (6,980m), La Verde (4,000m) and San Rafael (1,000m) for a total of 11,980 meters for the year. Focus areas included delineation drilling at the Nuestra Señora Mine to investigate new mining areas near existing mine infrastructure and to further define and upgrade existing resources. Drilling was also completed at La Verde to test reinterpreted geological controls and at San Rafael. With the intent of identifying drill targets closer to existing operations, a project was started late in the year which involves a review of the structural controls for mineral immediately in and around the Nuestra Señora Mine.

In 2014 underground development at the Galena Complex totaled 2,670 meters comprised of 391 meters of expensed development and 2,280 meters of capitalized development. Exploration drilling at the Galena Complex totaled 7,547 meters for the year. Efforts were focused on known mineralization near existing mine infrastructure. Drilling targeted both silver-copper and silver-lead mineralization.

On March 18, 2014, Scorpio Mining disclosed that, in connection with a pre-feasibility study (“PFS”) of proposed underground mining of the El Cajón deposit being prepared for it by JDS Energy and Mining Inc., it had identified discrepancies between registered data and mapped information relative to the boundaries of the concessions encompassing the El Cajón resource outline. Planned development work at El Cajón continued at that time, while awaiting confirmation of the concession boundaries from the Dirección General de Regulacion de Minería (the “DGRM”) the Mexican government bureau responsible for administering mining concessions. Work on the planned PFS was subsequently suspended pending the resolution of the boundary issue.

On October 29, 2014, Scorpio Mining announced that the DGRM passed a resolution (the “Resolution”), which confirmed the position of the respective reference points that were used to register the concessions. In accordance with the Resolution, the Company and the owner of the adjacent Silvia Maria concession were required to provide the DGRM with legal surveying data within 30 days from the Resolution date, after which time the final boundaries are expected to be confirmed by the DGRM. The Company has complied but the confirmation from the DGRM is still pending and a further inspection by the DGRM may be necessary.

In light of the DGRM's Resolution, and based on the survey work carried out by the Company's independent contractors and its own personnel since the boundary discrepancy first became known to the Company, the Company disclosed that there was a strong likelihood of a material change to the positions of the boundaries of the concessions encompassing the Company's El Cajón mineral deposit. When any such variation to the concessions boundaries is finally confirmed by the DGRM, the Company's management expects that it may be necessary to prepare a revised mineral resource estimate based on the confirmed boundaries, which would result in a significant reduction of the quantity of estimated mineral resources at El Cajón compared to the Company's estimate disclosed in the Cosalá Technical Report, dated April 12, 2013. The Company’s review of available information indicates a potential reduction of total resources at El Cajón in the range of 40% to 50%.

On July 31, 2014, a fatal accident occurred at the Nuestra Señora Mine, which involved an employee of one of the contractors of Scorpio Mining. Scorpio Mining worked proactively with government authorities to thoroughly investigate the accident and conducted its own review of the incident with a view to implementing any additional safety measures deemed advisable to prevent a similar unfortunate incident from occurring in the future. No fault has been found on the part of the Company. The Company was advised by the Secretaria del Trabajo y Prevision Social (STPS), the Government office responsible for the Labor regulations confirmed that any items identified in their inspection have been fully complied with.

Following the satisfaction of certain work commitments, on February 14, 2014 U.S. Silver gave notice to the Mine Safety and Health Administration (“MSHA”) that the Galena Mine would re-commence hoisting ore and waste from sub-4900 levels. The #3 Shaft has operated normally since then. U.S. Silver has maintained compliance and regularly communicates its activities to MSHA in order to avoid future interruptions. See “Risk Factors – Government Regulation and Environmental Compliance”.

During the second half of calendar year, U.S. Silver completed the transition of its production from one based predominantly on silver-copper ore to silver-lead ore. The Galena Mine’s silver-lead resources offer overall higher silver equivalent grades and lower mining costs as these mining areas are typically wider and may allow for a greater contribution from mechanized mining in the future. This focus led to lower near-term production in 2014 in order to develop the infrastructure to access the silver-lead stopes resources in 2015 and beyond.

Additionally in Q3-2014, U.S. Silver moved the processing of silver-lead ore to the 900 tonne-per-day Galena mill in order to handle the greater tonnage, with silver-copper ore now being processed at the 450 tonne-per-day Coeur mill. During calendar 2014, lead production increased by 39% while silver and copper production decreased by 24% and 41%, respectively, when compared to 2013. For further details see section “Description of the Business – Production”.

2015

Exploration drilling was carried out at Nuestra Señora (2,739m) and San Rafael (623m) for a total of 3,362 meters for the year. Focus areas included delineation drilling at the Nuestra Señora Mine to investigate new mining areas near existing mine infrastructure and to further define and upgrade existing resources. Drilling at San Rafael was confirmatory infill intended to provide material for metallurgical testing. Prospecting, surface mapping and soil geochemistry continued during the year. The Company has a growing list of attractive drill targets to follow-up on when funding is available.

Cosalá Operations underground development totaled 1,974 meters in 2015, all at the Nuestra Señora Mine. Approximately 394,000 tonnes of backfill were placed in the mine to stabilize several large, mined-out stopes. This project will allow the extraction of ore located in the vicinity of these cavities, particularly in the upper levels of the mine.

The El Cajón development project was placed on care and maintenance in January 2015 in light of the boundary issue and prevailing metal prices. The halt in development resulted in a staffing reduction of approximately 90 jobs representing almost 25% of the workforce at the Cosalá Operations over the first quarter of 2015. Prior to suspension, metallurgical performance was confirmed through a milling campaign which processed approximately 7,700 tonnes of development muck. With considerable underground development already completed, the project can be reactivated on short notice pending an improvement in economic conditions.

On June 4, 2015, two mine supervisors were severely injured by a fall of ground at the Nuestra Señora Mine. The injured were medevacked and received emergency medical treatment at hospitals in Culiacán, Sinaloa. On June 17, 2015 one of the injured employees passed away from complications after surgery. Americas Silver conducted a thorough investigation of the accident. Several corrective measures have been implemented to prevent a future recurrence of such an unfortunate event. Government authorities investigated the incident and found no fault on the part of the Company. The STPS confirmed that any items identified in their inspection have been fully addressed by the Company.

A prefeasibility study was initiated on the San Rafael Project in H1-2015. Work focused on evaluating the zinc-lead-silver resource comprising the Main Zone. Key economic parameters of the study were adjusted in Q4 in response to deteriorating market conditions.

In 2015 underground development at the Galena Complex totaled 2,419 meters comprised of 897 meters of expensed development and 1,592 meters of capitalized development. Exploration drilling at the Galena Complex totaled 8,223 meters for the year. Drilling was primarily targeted at extensions of known silver-lead mineralization near existing mine infrastructure.

The Galena Complex completed its shift from silver-copper to silver-lead ore production. The year’s last shipment of copper concentrate occurred in October and no shipments are planned in 2016. Minor tonnages of silver-copper ore continue to be extracted but are commingled with silver-lead ore and processed together to produce a single silver-lead flotation concentrate. The Company has the flexibility to recommence production of copper concentrate if warranted by changes in market conditions.

Maintenance on the Galena Shaft hoist motor impacted production between April and September. Although mine operations continued during this period, ore production was impacted due to hoisting limitations. Equipment was recommissioned without incident.

From time to time, the Galena Complex is subject to MSHA inspections and, if inspectors observe perceived non-compliance with statutory requirements, they will typically issue a citation, assess a penalty, and require correction of the non-compliance. See also “Risk Factors – Government Regulation and Environmental Compliance”. The Galena Complex (Company subsidiary U.S. Silver – Idaho, Inc. (“U.S. Silver – Idaho”)) has received such citations which generally relate to relatively minor issues and the citations, if not contested, are resolved through payment of penalties and corrective action. At Q4 2014 (and again in Q3 2015) the Galena Complex experienced an anomalous inspection that resulted in an unprecedented number of citations including an increased number of “significant and substantial” violations. Such violations can result in a formal “pattern of violations” enforcement by MSHA, exposing the Galena Complex to operational restrictions in effected areas. Many of the assessed violations from this and related inspections were contested by U.S. Silver – Idaho, and upon further review, were not pursued by MSHA. While no “pattern of violations” could be established, U.S. Silver – Idaho has produced a compliance (“corrective action plan”) plan in conjunction with MSHA and continues to work to ensure compliance with applicable regulations, and most importantly, the safety of its workers.

2016

The Company’s mission is to profitably expand its silver production through the development of its own projects and consolidation of complimentary projects. The Company’s current strategy is focused on delivering a smooth transition to the San Rafael Project at the Cosalá Operations while continuing to improve profitability of the Galena Complex. Development of San Rafael will be dependent, in part, on the prevailing metal price environment and the ability to attract project financing. Exploration will continue to advance priority targets in the Cosalá District and to expand the silver-lead reserve and resource at Galena.

Management will continue to restructure the company-wide workforce as determined by ongoing business requirements. Layoffs took place at the corporate office, the Galena Complex and the Cosalá Operations in Q1. In addition, the Mexico Country Manager position was eliminated with responsibilities assumed by James Stonehouse, Vice President - Exploration. Daren Dell, previously Senior Vice President - Technical Services, assumed the role of Chief Operating Officer following the resignation of Robert Taylor. The Company has also sought to strengthen its financial position through new and revised financing arrangements (as discussed in the section below).

Financing Arrangements

During the past seventeen years, Americas Silver has raised approximately C$126 million by way of private placements, debt financings and the exercise of warrants and stock options, and C$11.8 million from the sale of Scorpio Gold Corporation shares. These funds were expended on exploration and development of its properties and for general working capital purposes.

On August 7, 2013, U.S. Silver entered into a credit facility agreement (the “RoyCap Credit Facility”) with Royal Capital Management Corp. (“RCM”) as security agent, and certain lenders for the issuance of notes with an aggregate principal amount of C$8.5 million for an initial term of three years at an interest rate of 12% per annum payable on a monthly basis. Security was provided by a first charge on all material assets of U.S. Silver and its subsidiaries. As at December 31, 2015, the company had drawn C$8.5 million on the facility.

On June 29, 2015 the terms of the RoyCap Credit Facility were amended, including (i) extension of the maturity date from August, 2016 to December, 2017; (ii) rescheduled starting amortization payments from August, 2015 to January, 2017; and amendments to the terms of the warrants (discussed below). The notes are to be redeemed in monthly increments of C$0.5 million, with the balance due and payable on maturity. The debt may be pre-paid at any time during the three-year term, subject to a repayment fee.

In connection with the RoyCap Credit Facility as amended, the Company has issued 17,850,000 Americas Silver warrants to RCM. Each amended and restated warrant is currently exercisable for one Americas Silver common share at an exercise price of C$0.28 until August 7, 2020. See Note 16 – Share Capital of the audited consolidated financial statements for the year ended December 31, 2015. A financing cost is payable to RCM on July 31, 2020 in the amount of $2.1 million CAD less the amount which the aggregate share value of shares acquired by RCM upon exercise of the warrants exceeds the exercise price of the warrants. As at December 31, 2015, the fair value of the financing cost payable is estimated to be nil.

In connection with a completed private placement (discussed below), on November 10, 2015 the Company closed on junior secured debt of $1.0 million with one of its shareholders. The interest rate is 12% per annum, payable monthly starting in the sixth month and redeemed in monthly increments of $75,000 (including the monthly interest payments) with the balance due and payable at maturity one year from closing. The principal portion of such payments may also be payable in common shares of the Company in certain circumstances. At closing the Company issued 3,693,333 warrants to the lender with an exercise price of $0.25 for a period of three years. This debt may be repaid at any time during the term at 100% of principal plus accrued interest to the date of repayment.

On February 12, 2016, the Company announced that it had closed a subordinated credit facility with its two existing lenders (discussed above) for a principal amount of $2.9 million (the “New Credit Facility”). The New Credit Facility has a 12 month term with interest to accrue from closing at a rate of 10% per annum payable quarterly in cash or shares (at the option of the lenders at the then market price and subject to TSX approval) with the full principal balance due on maturity. In certain prescribed circumstances the Company may be obliged to pay 125% of the principal amount outstanding. The New Credit Facility is subject to an inter-creditor agreement between the Company’s existing lenders and ranks in priority behind the roughly $6.0M in senior secured notes and equally with the $1M in junior secured notes. In addition to security provided under the two facilities discussed above the Company has agreed to provide security over its Mexican assets as required by the lenders. In connection with the New Credit Facility, the Company issued 30,000,000 common share purchase warrants divided between the lenders with a term of three years and an exercise price of C$0.10 and adjusted the exercise price of the existing 24,321,111 warrants already held by the lenders in connection with prior financings to C$0.10 with all other terms remaining unchanged. See “Risk Factor – Risk Associated with Outstanding Debt”.

In 2013 and 2014 U.S. Silver completed private placements with total proceeds of C$12.2 million. It also closed a transaction to sell certain non-core mining claims for net proceeds of approximately $2.8 million to further strengthen the balance sheet without share dilution. In August 2015 the Company completed a private placement with total proceeds of C$2.0 million. The Company issued 11,027,555 units ("Units") at a price of C$0.18 per Unit. Each Unit consisted of one common share and one half of one common share purchase warrant. Each whole warrant entitles the holder to acquire one common share at an exercise price of C$0.25 for a period of three years from the closing.

DESCRIPTION OF THE BUSINESS

Summary

The Company is engaged in the evaluation, acquisition, exploration, development and operation of precious metals mineral properties, primarily those already producing or with the potential for near-term production. The geographic focus is in the Western Hemisphere, particularly Canada, the United States and Mexico. Currently, the Company is in production at its Cosalá Operations in Mexico and Galena Complex in the United States.

Principal Product

The Company produces silver-bearing copper, lead and zinc concentrates. The Company believes that because of the availability of alternate processing and commercialization options for its concentrates, it is not dependent on a particular purchaser with regard to the sale of its products.

Production

The Company operates the Nuestra Señora Mine and Los Braceros process plant which are located east of the town of Cosalá in the State of Sinaloa, Mexico. The Nuestra Señora Mine is an underground silver-zinc-lead - copper mine which has been in commercial production since January 2009. The Los Braceros process plant, located 7 km northwest of the Nuestra Señora Mine, is a conventional flotation mill with a nameplate capacity of 1,600 tonnes per day. The facility presently processes ore from the Nuestra Señora Mine supplemented with material coming from historic dumps at the past-producing La Estrella Mine.

Mining at the Nuestra Señora Mine predates the Company’s involvement. More recently, mine personnel identified material adjacent to historic working areas in the upper levels of the mine which have become increasingly important in maintaining production. The future contribution of material from these areas has been better defined following the formal modeling, evaluation and reporting of resources and reserves above Level 8 for the first time. The safe and efficient extraction of this material is dependent, among other factors, on the continued backfilling of historic voids. The Company placed approximately 394 thousand tonnes of backfill material in 2015. Timing differences between the acts of backfilling and mining can impact the availability of new working areas.

The Galena Complex produces a silver-lead concentrate. Material mined at the Galena Complex is milled at the Galena Mill. The Galena Mill has an installed milling capacity of 900 tonne-per-day but operates below capacity. The 450 tonne-per-day capacity Coeur Mill is currently on care-and-maintenance.

The high grade and “narrow vein” nature of the underground Galena Complex requires careful application of selective mining techniques such as overhand cut and fill. As well, the age and expanse of the underground infrastructure demands regular, ongoing maintenance. As such, production and operating costs will display a degree of variability depending on a number of timing and other factors. Existing hoisting and processing infrastructure is capable of handling more material than the mine currently generates. Substantial resources exist outside of the defined reserve, and exploration continues to develop resources and identify new areas of mineralization.

During 2015, the Company produced 4,866,145 silver equivalent ounces, including 2,652,026 ounces of silver, at by-product cash cost1 of $12.75/oz. silver and all-in sustaining cost of $17.16/oz. silver. These results compare to 2,262,673 silver equivalent ounces, including 1,206,603 ounces of silver, at by-product cash cost of $11.31/oz. silver and all-in sustaining cost of $22.68/oz. silver during 2014, a 115%, 120%, and 13% increase in production of silver equivalent ounces and silver ounces, and by-product cash cost, respectively, and a 24% decrease in all-in sustaining cost. These results specifically exclude the one-time costs related to the El Cajón Project cessation and the related workforce reduction, among other things.

The consolidated operations above include U.S. Silver results from December 23, 2014. If U.S. Silver had been consolidated from January 1, 2014, the Company would have produced 4,367,649 silver equivalent ounces, including 2,799,404 ounces of silver, at by-product cash cost of $13.83/oz. silver and all-in sustaining cost of $21.15/oz. silver during 2014. When these results are compared to 2015 results, there would have been a 11% increase in production of silver equivalent ounces, and a 5%, 8%, and 19% decrease in production of silver ounces, by-product cash cost, and all-in sustaining cost, respectively.

The Cosalá Operations mined 506,148 tonnes of ore at an average grade of 86 g/t of silver to produce 1,162,290 ounces of silver at by-product cash cost of $10.80/oz. silver and all-in sustaining cost of $14.89/oz. silver during 2015, compared to 536,336 tonnes of ore at an average grade of 82 g/t of silver to produce 1,177,639 ounces of silver at by-product cash cost of $11.12/oz. silver and all-in sustaining cost of $22.67/oz. silver during 2014, a 6% and 1% decrease in tonnes of ore milled and ounces of silver produced, respectively, and a 3% and 34% decrease in by-product cash cost per ounce and all-in sustaining cost per ounce, respectively. Silver recovery to concentrate was 83.4% in 2015 (2014 – 82.9%) .

By-product cash cost of $10.80/oz. silver for fiscal 2015 was lower than by-product cash cost of $11.12/oz. silver for fiscal 2014 primarily due to staffing reductions resulting from the cessation of the El Cajón Project earlier in Q1-2015. All-in sustaining cost of $14.89/oz. silver for fiscal 2015 was lower than all-in sustaining cost of $22.67/oz. silver for fiscal 2014 primarily due to capital spending reductions resulting from the cessation of the El Cajón Project. Production of silver equivalent ounces has increased by 8% in fiscal 2015 when compared to fiscal 2014 due to higher silver and copper head grades and overall average recoveries for all metals.

Realized silver prices at $15.61/oz. for 2015 (2014 – $18.85/oz. ) is comparable to the London silver spot price average of $15.68/oz. for 2015 (2014 – $19.08/oz. ). The realized silver price declined by 17% from $18.85/oz. during 2014 to $15.61/oz. during 2015 due to the drop in silver prices.

The Galena Complex mined 151,469 tonnes of ore at an average grade of 324 g/t of silver to produce 1,489,736 ounces of silver at by-product cash cost of $14.27/oz. silver and all-in sustaining cost of $18.92/oz. silver during 2015, compared to 144,773 tonnes of ore at an average grade of 365 g/t of silver to produce 1,621,765 ounces of silver at by-product cash cost of $15.79/oz. silver and all-in sustaining cost of $20.04/oz. during calendar 2014, a 5% increase in tonnes of ore milled, and a 8%, 10%, and 6% decrease in ounces of silver produced, by-produce cash cost per ounce, and all-in sustaining cost per ounce, respectively. Tonnage shortfalls over the April to September period were largely the result of extended maintenance to the Galena hoist motor. Production of lead during 2015 increased 91% as compared to calendar 2014 as the mine has transitioned to a predominately silver-lead mine as previously discussed. Approximately 16% of the tons were processed through the Coeur mill (calendar 2014 – 36%).

By-product cash cost of $14.27/oz. silver for fiscal 2015 was lower than by-product cash cost of $15.79/oz.

_______________________________________________
1 Cash cost per ounce and all-in sustaining cost per ounce are non-IFRS financial performance measures with no standardized definition. For further information and detailed reconciliations, please refer to the Company 2015 year-end and quarterly MD&A. silver for calendar 2014, and all-in sustaining cost of $18.92/oz. silver for fiscal 2015 was lower than all-in sustaining cost of $20.04/oz. silver for calendar 2014. Despite lower silver grades and hoist issues from the clutch failure early in the second quarter, cash costs in fiscal 2015 declined as U.S. Silver continued to reduce direct mining costs (i.e. labour, supplies, utilities, etc.) on a silver produced per ounce basis, while increasing by-product credits from the increased production of lead, and capital spending reductions. Repairs to the Galena hoist were completed in mid-September and all mine levels are accessible at capacity.

Realized silver prices at $15.60/oz. for 2015 (calendar 2014 – $19.08/oz. ) is comparable to the London silver spot price average of $15.68/oz. for 2015 (2014 – $19.08/oz. ). The realized silver price declined by 18% from $19.08/oz. during calendar 2014 to $15.60/oz. during 2015 due to the drop in silver prices.

Employees

As at March 23, 2016, the Company had the following employees:

	Cosalá Operations	Galena Complex	Corporate	Total
Hourly	184	183	0	367
Salary	88	39	9	136
TOTAL	272	222	9	503

*The hourly employees at the Galena Complex are covered by a collective bargaining agreement with the United Steel Workers Union. See “Changes to Contracts and Economic Dependence” also see “Risk Factors – Employee Recruitment, Retention, Pension Funding and Labour Relations”.

In addition, the Company, from time to time, employs outside contractors on a fee-for-service basis.

Specialized Skill and Knowledge

Various aspects of the Company’s business require specialized skills and knowledge. Such skills and knowledge include the areas of geology, drilling, metallurgy, engineering, logistical planning and implementation of programs as well as finance and accounting and legal/regulatory compliance. While competitive conditions exist in the industry, the Company has been able to locate and retain employees and consultants with such skills and believes it will continue to be able to do so in the foreseeable future.

Competitive Conditions

Competition in the mineral exploration industry is intense. The Company competes with other mining companies, many of which have significant financial resources and technical facilities for the acquisition and development of, and production from, mineral interests, as well as for the recruitment and retention of qualified employees and consultants. The ability of the Company to acquire viable mineral properties in the future will depend not only on its ability to develop its present properties, but also on its ability to select and acquire suitable producing properties or prospects for development or mineral exploration.

Business Cycles

The mining business is highly cyclical. The marketability of minerals and mineral concentrates is also affected by worldwide economic cycles. The ultimate economic viability of the Company’s projects is related and sensitive to the market price of silver as well the market price of by-products such as zinc, lead and copper. Metal prices fluctuate widely and are affected by numerous factors such as global supply, demand, inflation, exchange rates, interest rates, forward selling by producers, central bank sales and purchases, production, global or regional political, economic or financial situations and other factors beyond the control of the Company.

Changes to Contracts and Economic Dependence

The Company’s cash flow is dependent on delivery of its ore concentrate to market. The Company’s contracts with the concentrate purchasers provide for provisional payments based on periodic deliveries. The Company may sell its concentrate to a metal trader while it is at the smelter in order to help manage its cash flow. The Company has not had any problems collecting payments from concentrate purchasers in a reliable and timely manner and expects no such difficulties in the foreseeable future. However, this cash flow is dependent on continued mine production which can be subject to interruption for various reasons including fluctuations in metal prices and concentrate shipment difficulties. Additionally, unforeseen cessation in smelter provider capabilities could severely impact the Company’s capital resources. Although the Company sells its concentrate to a limited number of customers, it is not economically dependent upon any one customer as there are other markets throughout the world for the Company’s concentrate.

On June 12, 2014, U.S. Silver announced that it had reached a ratified collective bargaining agreement with the United Steel Workers Union that is in effect from June 29, 2014 to June 28, 2017, with economic terms to be reviewed in June 2016. This agreement covers all of the hourly employees at the Galena Complex.

Environmental Protection

The Company’s mining, exploration and development activities are subject to various federal, state and municipal laws and regulations relating to the protection of the environment, including requirements for closure and reclamation of mining properties. In all jurisdictions where the Company operates, specific statutory and regulatory requirements and standards must be met throughout the exploration, development and operations stages of a mining property with regard to matters including water quality, air quality, wildlife protection, solid and hazardous waste management and disposal, noise, land use and reclamation. Changes in any applicable governmental regulations to which the Company is subject may adversely affect its operations. Failure to comply with any condition set out in any required permit or with applicable regulatory requirements may result in the Company being unable to continue to carry out its activities. The impact of these requirements cannot accurately be predicted.

Management estimates costs associated with reclamation of mining properties as well as remediation costs for inactive properties. The Company uses assumptions about future costs, including inflation, prices, mineral processing recovery rates, production levels and capital and reclamation costs. Such assumptions are based on the Company’s current mining plan and the best available information for making such estimates. Details and quantification of the Company’s reclamation and closure costs are discussed in the Company’s audited consolidated financial statements (see in particular “Note 13 – Credit Facilities”) and the MD&A, see “Critical Accounting Estimates and Judgements – Decommissioning Provision” for the year ended December 31, 2015. See also “Risk Factors-Government Regulation and Environmental Compliance”.

The Company is focused on strengthening monitoring, controls and disclosure of environmental issues that affect employees and the surrounding communities. Through proactive public engagement, the Company continues to gain a better understanding of the concerns of area-wide citizens and regulators, and continues to work collaboratively to identify the most reasonable and cost-effective measures to address the most pressing concerns.

Foreign Operations

As of the date hereof, substantially all of the Company’s long-term assets, comprising its mineral properties, are located in Mexico and the United States.

Tax Considerations

With current operations in the United States and Mexico, the Company is subject to the tax considerations of those jurisdictions. Certain changes to Mexican Corporate tax law affect the Company. See “Risk Factors – Tax Considerations” and “Note 19- Income Taxes” of the Company’s audited consolidated financial statements for the year ended December 31, 2015.

Reorganizations

Scorpio Mining reorganized its assets in August 2007, whereby it maintained its principal asset, its 100%-owned Nuestra Señora silver-zinc-copper-lead project located in Mexico, and transferred its gold assets, on which there had been no significant recent exploration activity conducted, to Scorpio Gold Corporation.

In February 2013, U.S. Silver completed an internal re-organization with its subsidiary companies. The objective was to better align the Company’s operations in the United States for future processing and integration as well achieving appropriate tax treatment while lessening certain administrative burdens.

[***]

MATERIAL PROJECTS

Unless otherwise indicated, the information, set forth below regarding the Cosalá Operations are derived and in some cases are extracts from the Cosalá Technical Report entitled "Technical Report and Preliminary Economic Assessment, Nuestra Señora , San Rafael and El Cajón Deposits" dated April 12, 2013 and prepared in accordance with NI 43-101 by and under the supervision of Thomas L. Dyer, P.E., Steven Ristorcelli, C.P.G., Paul Tietz, C.P.G. and Michael S. Lindholm, C.P.G. of Mine Development Associates, Inc., Jack McPartland, Q.P.M. of McClelland Laboratories, Inc. and Pierre Lacombe, Eng., all of whom are “Qualified Persons” for the purposes of NI 43-101. All scientific and technical information in this section relating to any updates to the Cosalá Operations since the date of the Cosalá Technical Report has been reviewed and approved by current company management, James Stonehouse, Jim Atkinson and Daren Dell, all of whom are Qualified Persons for the purposes of NI 43-101. Defined terms and abbreviations used in this section relating to the Cosalá Operations and not otherwise defined have the meanings attributed to them in the Cosalá Technical Report. The Cosalá Technical Report is available for review on the Company's profile at www.sedar.com. Reference should be made to the full text of the Cosalá Technical Report, subject to the following caution regarding the mineral resource estimate contained therein with respect to the El Cajón deposit.

As discussed in more detail under “General Development of the Business – Operations – Three Year History”, the Company continues to await a final determination from the DGRM of the boundaries of the concession encompassing the Company's El Cajón mineral deposit. However, in light of the Resolution, and based on the surveying work carried out by the Company's independent contractors and its own personnel since the boundary discrepancy first became known to the Company, there is a strong risk that there will be a significant change to the positions of the boundaries of the concessions encompassing the El Cajón deposit from what they were previously understood to be. If any such variation to the concessions boundaries is finally confirmed by the DGRM, the Company’s management expects that it may be necessary to prepare a revised mineral resource estimate based on the confirmed boundaries, which will likely result in a significant reduction of the quantity of estimated mineral resources for the El Cajón deposit compared to the Company's estimate contained in the Cosalá Technical Report. As a result of the foregoing, management cautions that the mineral resource estimate or future development plans with respect to the El Cajón deposit contained in the Cosalá Technical Report should no longer be relied upon.

No updated resource can be reported for the El Cajón deposit until the concession boundaries have been confirmed by the DGRM. The Company will make a decision as to whether to prepare an updated mineral resource estimate for its El Cajón deposit and a revised technical report, prepared in accordance with NI 43-101, following the DGRM's final confirmation of the concession boundaries underlying the El Cajón deposit.

Unless otherwise indicated, the information set forth below regarding the Galena Complex are derived and in some cases are extracts, from the technical report (the "Galena Technical Report") entitled "Technical Report, Galena Complex, Shoshone County, Idaho" dated March 22, 2013 and prepared in accordance with NI 43-101 by and under the supervision of Fred Barnard PhD., C.P.G., Steve Milne, P.E. and Robert L. Sandefur, P.E., of Chlumsky, Armbrust & Meyer, LLC, all of whom are Qualified Persons for the purposes of NI 43-101. All scientific and technical information in this section relating to any updates to the Galena Complex since the date of the Galena Technical Report has been reviewed and approved by current company management, Dan Hussey, Jim Atkinson, and Daren Dell, all of whom are Qualified Persons for the purposes of NI 43-101. Defined terms and abbreviations used in this section relating to the Galena Complex and not otherwise defined have the meanings attributed to them in the Galena Technical Report. Reference should be made to the full text of the Galena Technical Report which is available for review on the Company's profile at www.sedar.com.

Summary of Mineral Reserve and Mineral Resource Estimates

Americas Silver’s reserves and resources have been calculated as at December 31, 2015 in accordance with definitions adopted by the Canadian Institute of Mining, Metallurgy and Petroleum and incorporated into National Instrument 43-101. See “Glossary of Technical Terms”. Changes to the Mineral Reserve and Resource estimates from those contained in the Cosalá Technical Report and Galena Technical Report are due to a number of factors including depletion by mining operations, incorporation of new geological data and engineering estimates, revisted metal prices and completion of the San Rafael prefeasibility study. For further detail regarding the extent to which estimates of Mineral Resources and Reserves may be materially affected by external factors, including metallurgical, environmental, permitting, title and other risks and relevant issues, please refer to “Risk Factors – Mineral Reserves and Resources, Development and Production”.

Proven and Probable Mineral Reserves December 31, 2015

		Grade				Contained Metal
	Tonnes	Silver	Copper	Lead	Zinc	Silver	Copper	Lead	Zinc
	000's	g/t	%	%	%	koz	Mlbs	Mlbs	Mlbs
Cosalá
Nuestra Señora
Proven	86	81	0.12	0.68	1.44	223	0.2	1.3	2.7
Probable	507	100	0.20	0.83	1.73	1,639	2.3	9.3	19.3
Nuestra Señora P&P	593	98	0.19	0.81	1.69	1,862	2.5	10.6	22.1
San Rafael
Proven	1,284	123		1.94	4.32	5,062		55.0	122.4
Probable	1,944	102		1.69	4.22	6,386		72.2	180.8
San Rafael P&P	3,229	110		1.79	4.26	11,448		127.2	303.2
Total Cosalá P&P	3,822	108	0.03	1.64	3.86	13,310	2.5	137.8	325.3
Galena
Silver-Copper
Proven	231	494	0.43			3,660	2.2
Probable	407	545	0.48			7,127	4.3
Silver-Copper P&P	637	526	0.46			10,787	6.4
Silver-Lead
Proven	244	288		9.82		2,254		52.7
Probable	522	284		9.21		4,765		105.9
Silver-Lead P&P	765	285		9.40		7,019		158.6
Total Galena P&P	1,402	395	0.21	5.13		17,806	6.4	158.6
TOTAL P&P	5,224	185	0.08	2.57	2.82	31,116	9.0	296.5	325.3

1.	Metal price assumptions of $16.00/oz silver, $2.40/lb copper, $0.85/lb lead and $0.85/lb zinc. Reserve calculations include current and/or expected mine plans and cost levels at each property.
2.	Totals may not add or multiply accurately due to rounding.

Measured and Indicated Mineral Resources – December 31, 20151

		Grade				Contained Metal
	Tonnes	Silver	Copper	Lead	Zinc	Silver	Copper	Lead	Zinc
	000's	g/t	%	%	%	koz	Mlbs	Mlbs	Mlbs
Cosalá
Nuestra Señora
Measured	267	85	0.17	0.84	1.77	729	1.0	5.0	10.5
Indicated	1,851	92	0.20	0.83	1.75	5,453	8.2	33.9	71.5
Nuestra Señora M&I	2,118	91	0.20	0.83	1.75	6,182	9.2	38.8	81.9
San Rafael
Measured	1,918	87		0.81	1.85	5,362		34.3	78.2
Indicated	2,952	69		0.80	1.82	6,568		52.4	118.3
San Rafael M&I	4,870	76		0.81	1.83	11,930		86.7	196.6
Zone 120
Measured	0
Indicated	1,784	128	0.35	0.15	0.45	7,329	13.7	6.1	17.6
Zone 120 M&I	1,784	128	0.35	0.15	0.45	7,329	13.7	6.1	17.6
Total Cosalá M&I	8,772	90	0.12	0.68	1.53	25,441	22.9	131.6	296.1
Galena
Silver-Copper
Measured	319	415	0.65			4,250	4.6
Indicated	782	455	0.57			11,456	9.8
Silver-Copper M&I	1,101	444	0.59			15,706	14.4
Silver-Lead
Measured	72	321		8.70		744		13.8
Indicated	1,455	176		5.44		8,219		174.5
Silver-Lead M&I	1,527	183		5.59		8,964		188.3
Total Galena M&I	2,628	292	0.25	3.25		24,670	14.4	188.3
TOTAL M&I	11,401	137	0.15	1.27	1.18	50,111	37.3	319.9	296.1

1.	Notes to Mineral Resource estimates are provided on the following page of this AIF.

Inferred Mineral Resources – December 31, 2015

		Grade				Contained Metal
	Tonnes	Silver	Copper	Lead	Zinc	Silver	Copper	Lead	Zinc
	000's	g/t	%	%	%	koz	Mlbs	Mlbs	Mlbs
Cosalá
Nuestra Señora	2,025	101	0.26	0.83	1.90	6,585	11.4	37.3	84.9
San Rafael	849	111		1.52	0.31	3,028		28.4	5.7
Zone 120	196	109	0.26	0.05	0.13	690	1.1	0.2	0.6
Total Cosalá Inferred	3,070	104	0.19	0.97	1.35	10,303	12.6	65.9	91.2
Galena
Inferred Silver-Copper	460	459	0.83			6,783	8.4
Inferred Silver-Lead	2,080	145		4.53		9,685		207.8
Total Galena Inferred	2,539	202	0.15	3.71		16,468	8.4	207.8
TOTAL INFERRED	5,610	148	0.17	2.21	0.74	26,771	21.0	273.6	91.2

1.

Cosalá Mineral Resources for Nuestra Señora are based on a 90g/t Ag Equivalent cut off while San Rafael and Zone 120 are based on a 2.5% Zn Equivalent cut off. For calculating the equivalent grade, metal price assumptions are $16.00/oz Ag, $2.40/lb Cu, $0.85/lb Pb and $0.85/lb Zn.

2.

Galena Mineral Resources are based on a cut off of 310g/t Ag Equivalent for vein-style mineralization and 100g/t Ag for disseminated mineralization. For calculating the silver equivalent grade, metal price assumptions are $16.00/oz Ag, $2.40/lb Cu and $0.85/lb Pb.

3.	Mineral Resources are reported exclusive of Mineral Reserves and as such the Mineral Resources do not have demonstrated economic viability.
4.	Totals may not add or multiply accurately due to rounding.

The Mineral Resource estimate for the Cosalá Operations is based on block models prepared by independent mineral resource consultants. The Nuestra Señora Mineral Reserve and Resource estimate was prepared by Company personnel under the supervision of James Stonehouse, Vice President-Exploration, a Qualified Person for the purposes of NI 43-101. The San Rafael Mineral Reserve and Resource estimate was prepared by Thomas L. Dyer, P.E., Edwin R. Peralta, P.E., Paul Tietz, C.P.G. and Randy Powell, Q.P.M. who are all independent consultants and Qualified Persons.

The Mineral Resource estimate for the Galena Complex was prepared using a combination of block modelling and the accumulation method. A review of the database and methodologies was completed by independent mineral resource consultants and Qualified Persons for the purposes of NI 43-101, engaged by the Company during 2012. The estimates were updated by Company personnel under the supervision of Dan Hussey and Jim Atkinson, both of whom are Qualified Persons for the purposes of NI 43-101. The Mineral Reserves was prepared by Company personnel under the supervision of Dan Hussey, a Qualified Person for the purposes of NI 43-101.

Varying cut-off grades have been used depending on the mine, methods of extraction and type of ore contained in the reserves. Mineral resource metal grades and material densities have been estimated using industry-standard methods appropriate for each mineral project with support of various commercially available mining software packages. The Company’s normal data verification procedures have been employed in connection with the calculations. Verification procedures include industry standard quality control practices. Sampling, analytical and test data underlying the stated mineral resources and reserves have been verified by employees of the Company under the supervision of Qualified Persons, for purposes of 43-101 and/or independent Qualified Persons. Additional details regarding Mineral Reserve and Mineral Resource estimation, classification, reporting parameters, key assumptions and associated risks for each of the Company’s mineral properties are provided in the respective NI 43-101 Technical Reports which are available at www.sedar.com.

Cosalá Operations

Description, Location and Ownership

The Cosalá mining district is located in the east-central portion of the state of Sinaloa, Mexico. The town of Cosalá is approximately 240 km by road from Mazatlán. The Los Braceros process plant is about 6km east of the town of Cosalá. The Nuestra Señora mine lies 3.5km southeast of the mill while properties such as San Rafael, El Cajón, La Verde and La Estrella fall within a 10km radius. The district is accessible from the town of Cosalá via rural paved and dirt roads. All primary access roads can accommodate standard highway vehicles. Personnel are principally sourced from nearby population centres.

The Company’s holdings in the Cosalá mining district consist of 73 mineral concessions covering approximately 25,657 hectares. The concessions occur in two non-contiguous blocks, and within both blocks are a number of areas of land that the Company does not control. One such concession not controlled by the Company lies immediately to the southwest of the San Rafael deposit and covers a portion of the El Cajón deposit. The Company owns the concessions through its wholly owned subsidiaries, Minera Cosalá, S.A. de C.V. (“Minera Cosalá”) and Minera Platte River Gold, S. de R.L. de C.V. Although five of the 73 concessions are subject to a 1.25% net smelter return royalty, the Nuestra Señora and San Rafael resources do not extend onto any of these five concessions. See also Risk Factors section relating to Mining Property and Title and Surface Right and Access.

All necessary operating and environmental permits for current operations are in place. The Cosalá Operations are subject to applicable environmental regulation. For further detail for further detail see sections “Description of the Business – Environmental Protection” and “Risk Factors-Government Regulation and Environmental Compliance”.

History and Exploration

The Cosalá mining district was discovered and locally worked by the Spanish approximately 400 years ago. At the turn of the 19th century, French engineers reportedly developed and worked the Nuestra Señora mine with a 10-stamp mill that produced 800 to 1,000kg of silver per month. In 1949, Asarco Mexicana (“Asarco Mexicana”) purchased the Nuestra Señora mine and also mined material from La Estrella mine north of San Rafael. In addition, Asarco Mexicana did some work at El Cajón, sending the material to the mill at La Estrella. In or about February 1965, Asarco Mexicana ceased production and subsequently removed all of the mining equipment. Asarco Mexicana let its concessions at Nuestra Señora lapse in 1980.

Following a period of minimal inactivity, Scorpio Mining acquired the right to earn 100% interest in the Nuestra Señora property in 1998 and began an exploration program there in 1999. Since 1999, Scorpio Mining’s exploration at the Nuestra Señora property has included airborne magnetic, electromagnetic, and radiometric surveying; ground magnetic and electromagnetic surveying; geologic mapping; and sampling. Scorpio Mining began underground mine development at Candelaria in 2004 and in the Nuestra Señora Main Zone in 2005. The mill components were moved on-site starting in 2006, and the mill began producing concentrates in 2008.

Since 1965, several small Mexican mining operators have worked the mines in the vicinity of San Rafael and El Cajón. Modern exploration was started by Industrias Peñoles, S.A. de C.V. in the late 1970s into the 1980s and again in 1999. In 1995, Minas de Oro Hemlo, S.A. de C.V. (“Hemlo”) conducted mapping, sampling, and road building, and drilled 15 reverse circulation holes primarily within the San Rafael area exploring for precious metals. In early 2000, Noranda Exploraciones Mexico, S.A. de C.V. (“Noranda”) completed three IP-resistivity lines over the San Rafael zone in the area of the previous Hemlo drilling. Noranda drilled seven core holes at San Rafael totaling 1,347.5m in 2001.

Platte River Gold Inc. (“PRG”) became interested in the San Rafael-El Cajón-La Verde property in early 2004. On June 1, 2004, PRG, through their Mexican subsidiary, signed a four-year option agreement for 100% of the exploration and mining concessions along with all of the infrastructure and mining equipment used at the La Verde mine and project area but excluding the mill in Cosalá. PRG made the final payment and acquired the property in July 2008. During their tenure, PRG conducted induced polarization, resistivity, and ground magnetic surveying; geological mapping; chip-channel sampling of outcrops and road cuts; and the drilling of 371 holes. They tested 15 different targets, but the focus of their work was on San Rafael and El Cajón.

Scorpio Mining acquired PRG in 2010, thereby acquiring the San Rafael and El Cajón properties. On March 16, 2011, Scorpio Mining acquired five mineral concessions from Grupo Industrial Minera Mexico S.A. de C.V. in the Cosalá district immediately adjacent to its existing concessions. From 2010 through to present, the Company has continued exploration across its holdings, including the San Rafael and El Cajón areas. The current resource estimate includes San Rafael. No updated resource can be reported for the El Cajón deposit until the concession boundaries have been confirmed by the DGRM. For further information see “General Development of the Business – Operations – Three Year History”.

Geology and Mineralization

The Cosalá mining district lies along the western edge of the Sierra Madre Occidental, an extensive Tertiary volcanic province covering approximately 800,000 km2. Mineralization within the Cosalá mining district is related to granodioritic or granitic intrusions emplaced between 140 and 45 million years ago into Cretaceous sedimentary and volcanic rocks that overlie older basement terranes.

The Nuestra Señora property lies within a sub-circular inlier of Cretaceous limestone approximately 10 km in diameter situated in the eastern part of the 139 to 45 Ma-old Sinaloa Batholith. Contact metamorphism of the limestones created re-crystallized limestone, marble, and skarn. Initial skarn development in the area was contemporaneous with emplacement of the batholith; however, there were several pulses of magmatic and hydrothermal activity. Carbonate replacement-style mantos, veins, chimneys, chimney breccias, and mineralized exoskarn and endoskarn occur within limestone and felsic and lesser mafic intrusions. Pyrite, sphalerite, chalcopyrite, galena and lesser tetrahedrite are the principal sulphide minerals.

In the San Rafael and El Cajón areas, Cretaceous limestone, commonly recrystallized and marbleized but only locally skarn-altered, is exposed within windows in Tertiary volcanic rocks. Massive sulfide mineralization at San Rafael occurs primarily along the contact of dacite tuff with Cretaceous limestone, with additional mineralization within the dacite in the Upper Zone and within skarn-altered limestone in the Zone 120. The protolith at El Cajón is altered limestone, thought to be of Cretaceous age. San Rafael contains silver, lead, and zinc mineralization with minor gold and copper. The main minerals are pyrite, pyrrhotite, sphalerite, and galena with minor marcasite, chalcopyrite, and magnetite. The El Cajón-type of mineralization, also seen within the San Rafael property’s Zone 120, is related to skarn alteration of calcareous sediments and occurs as both mantos and chimneys. It consists of silver-copper-gold mineralization in the form of chalcopyrite and tetrahedrite with minor pyrite, galena, sphalerite, arsenopyrite, chalcocite, jalpaite, native silver, copper, and bismuth. For further information on past exploration activities including drilling, sampling and analysis and quality assurance/quality control measures refer to the Cosalá Technical Report.

Mining and Processing

The Cosalá Operations has established necessary sources of water, power, waste disposal and tailings storage for current and planned operations. The Company has the necessary processing facilities and holds sufficient surface rights to conduct operations. Access to the Nuestra Señora mine is by ramp to a vertical depth of approximately 300m. Production levels are 30m apart with 15m sublevels. The portal is located on Level 3 and development extends down to Level 13. Longhole mining is the primary production mining method. Mined voids are currently being backfilled with surface borrow material. Ore is hauled by third-party contractors to the Los Braceros process plant, a road distance of approximately 7km.

The Los Braceros process plant is a conventional flotation mill that produces zinc, lead and copper concentrates. Silver is a payable metal in all three products. Design capacity is 1,600 tonnes per day through parallel primary ball mills feeding a single flotation circuit. A project to expand the capacity to 2,800 tonnes per day was partly completed prior to being suspended in 2012.

Project Development

The Company’s concessions around the Cosalá Operations offer several exploration targets, mineral showings and development projects. Currently the Company’s most advanced development project is the San Rafael property.

The San Rafael property contains a zinc-silver-lead-copper deposit and is located approximately 8km north of the Los Braceros process plant. A description of the deposit’s geology can be found in the Cosalá Technical Report. Preliminary evaluation work completed in 2012 considered exploitation of the deposit by open pit with a relatively small underground mine component. Mine Development Associates (MDA) was initially commissioned to complete a prefeasibility study on the San Rafael deposit in Q2-2015 but in Q4, key economic parameters were adjusted in response to deteriorating market conditions and the study was put on hold. As market conditions stabilized and recovered, the Company decided to restart work on the prefeasibility study in Q1 2016. The study considers an underground operation focused on the Main Zone with processing at the existing Los Braceros facility to produce separate zinc and lead concentrates. Based on the findings of the study, Americas Silver has declared a maiden reserve at San Rafael (see “Summary of Mineral Reserve and Mineral Resource Estimates”). Permits are in place to allow the commencement of mine development subject to Board approval and project financing. Following an eleven month development period, the existing Los Braceros processing plant will begin producing zinc and lead concentrates. At month 20, a mill expansion will increase throughput by 30% to 1,800 tonnes per day as mine production ramps up to design levels. The project is expected to produce 5.5Moz silver, 254 Mlbs Zn and 97 Mlbs Pb over a defined five and a half year mine life. A summary of the project fundamentals is presented below. Full details of the prefeasibility study will be disclosed through a Technical Report to be issued by April 30, 2016.

Physicals
Mine Life	5.5 years
Ore milled, kt	3,229
Ore grade, LOM
Zinc (%)	4.26
Lead (%)	1.79
Silver (g/t)	110
Metal in concentrate, average
Zinc, Mlbs/year	46.2
Lead, Mlbs/year	17.7
Silver, koz/year	991
Costs
Capital costs
Initial, $M	21.5
Expansion, $M	1.6
Sustaining, $M	33.7
Operating Cost
$/t milled (LOM)	42.69
AISC, $/oz Ag	-0.19
Economics
Metal price assumptions
Zn, $/lb	0.85
Pb, $/lb	0.85
Ag, $/oz	16.00
Pre-tax NPV (5%), $M	24.7
Pre-tax NPV (8%), $M	19.1
IRR	27%
Payback period	3.4 years

Galena Complex

Description, Location and Ownership

The Galena Complex is located in the Coeur d’Alene Mining District in northern part of the state of Idaho, U.S.A. The Galena Complex consists of the Galena Mine and Mill, the Coeur Mine and Mill, and the Caladay exploration property. The Galena Mine and Mill are situated approximately 3km west of the town of Wallace, Idaho. The Coeur Mine and Mill are 2km northwest of the Galena facilities. The city of Spokane, Washington is about 120km to the west. The Galena Complex land position lies along and immediately south of the main freeway through the area, I-90. The property is accessible by main highways, hard surfaced roads or well-graded gravel roads. Personnel are principally sourced from nearby population centres.

The property covers 3,752 contiguous hectares, over an area about 11km long east to west, and 3km wide north to south. The Galena Complex is a combination of patented, unpatented and fee lands that are owned or leased. All properties are in good standing with respect to title and current taxes. The leases were initiated in 1996 through 1998 and are all 20 year leases, without back-in clauses. Royalty agreements exist on some leased properties, but no production prior to 2014 has been realized on any of the leased claims, and none is expected in the near future. All necessary operating and environmental permits for current operations are operative. The Galena Complex is subject to applicable environmental regulation. For further detail for further detail see section “Description of the Business – Environmental Protection” and See also “Risk Factors-Government Regulation and Environmental Compliance”.

History and Exploration

The Galena Mine has a long history dating back to 1887, but the modern history and mining commenced in 1947 under the management of Asarco. A landmark event occurred in February, 1953, when the tetrahedrite-bearing Silver Vein was encountered on the 3000 level. This changed the major focus of mining from galena-dominated silver-lead ores, to tetrahedrite-dominated silver-copper ores. From mid-1992 to mid-1997, the Galena operation was closed due to the low price of silver. During the closure, Asarco and Coeur d'Alene Mines acquired the Galena and Coeur mines, under the name of Silver Valley Resources. Ownership of the Galena complex was consolidated in 1999 by Coeur d’Alene Mines under the name of Coeur Silver Valley.

Sinking of the Coeur Mine shaft was initiated in 1963 by Asarco. The mine produced continuously from 1976 through 1991, and again for a brief period in 1996 and 1997. The mine was on care and maintenance from 1997 to 2007, when work was begun to rehabilitate the Coeur Mine 3400 level and later the Coeur Shaft. The Coeur mill was re-started in September 2007 to process silver-lead ore from the Galena Mine.

The Caladay property began in the mid-1960’s as a joint venture among Callahan Mining, Asarco LLC, and Day Mines (hence the name “Caladay”). The joint venture sank a 1,555 meter (5,100 foot) shaft during the early 1980’s on the east end of the Coeur d’Alene Silver Belt, just east of the Galena property. From the 4900 level of the Caladay shaft an exploration drift was run east and west, the western drift intersecting the Galena Mine’s 4900 level. No ore has been produced from the property and the Caladay shaft and workings are currently used as a ventilation exhaust way for the Galena workings.

Effective 1 June, 2006, United States Silver Inc. acquired the Galena Complex and the adjoining properties. Production of silver-lead ore resumed at Galena in 2007, in addition to silver-copper ore. For several years, Silver-lead ores were milled at the refurbished Coeur mill, while silver-copper ores were milled at the Galena mill. Increasing silver-lead ore production led to a switch in the milling arrangement in Q3 2014. Separate milling of silver-copper ore was suspended in Q4 2015 as the mining rate no longer justified the operation of a dedicated facility for production of copper concentrate.

Geology and Mineralization

Deposits of the Galena Complex and most other ore deposits of the Coeur d’Alene Mining District are hosted by metamorphosed Precambrian sedimentary rocks of the Revett Formation, part of the Belt Supergroup. The strata are composed primarily of fine-grained quartz and clay (the clay now metamorphosed to fine-grained white mica, or sericite). Three major rock types are generally recognized; vitreous quartzite, which is primarily metamorphosed fine-grained quartz sand, siltite-argillite, which is silt-sized quartz grains that are completely separated from each other by a large proportion of sericite, and sericitic quartzite which contains intermediate proportions of quartz and sericite.

Mineralization at the Galena Complex occurs in steeply dipping fissure filling veins, and in wide disseminated zones, all occurring near four major fracture systems and three major faults. The veins generally strike east-west and northeast-southwest, and range in thickness from several centimeters to over five meters. In the Galena Mine alone, tabulated mineral resources or reserves occur in more than 140 numbered or named veins and three currently-defined disseminated zones.

The vein mineralization is of two distinct types: silver-copper mineralization containing tetrahedrite and lesser chalcopyrite as the principal economic minerals; and silver-lead mineralization dominated by argentiferous galena. Gangues in both types are mainly siderite, with varying amounts of pyrite and quartz. The silver-lead mineralization occurs both as well-defined, steeply-dipping, relatively narrow veins, and also as wider zones of disseminated and stringer mineralization. The latter type occurs more commonly in the eastern part of the property in what is now called the Caladay Zone.

Grades of the silver-copper veins range from trace to several kilograms of silver per tonne. Likewise, copper grades are variable and can range from trace to over two percent. Grades of the silver-lead vein mineralization average approximately 300g/t Ag, and 10% Pb in veins and about half those values in disseminated zones. Wall rocks are rarely mineralized, except where intersected by narrow veins or stringers.

The disseminated silver-lead mineralization in the Caladay Zone ranges from narrow, weak zones less than a meter thick, to strongly mineralized zones which are locally over 30 meters thick. They have not been mined, and in resource estimates they grade around 135 to 170 g/t Ag and 4 to 5% Pb.

Exploration at the Galena Complex during 2015 comprised 8,223 meters of underground diamond drilling. During 2015, 897 meters of exploration development also took place to confirm vein grade, width and continuity. Exploration was focused on silver-lead targets near existing mine infrastructure, mainly on the 2400 to 3400 levels and 5200 level.

The company has a strict QA/QC program in place for all samples collected whether from drill core or from underground. In addition, the contract laboratory - American Analytical; also has a strict internal QA/QC program. The results of the QA/QC program are monitored by the Chief Mine Geologist on an on-going basis as results are received and any discrepancies are reported immediately to the laboratory and corrective measures undertaken. For further information on past exploration activities including drilling, sampling and analysis refer to the Galena Complex Technical Report.

Mining and Processing

The Galena Complex has established necessary sources of water, power, waste disposal and tailings storage for current and planned operations. The Company has the necessary processing facilities and holds sufficient surface rights to conduct operations.

The Coeur and Caladay shafts are connected to the Galena and #3 shafts by underground workings, together forming the Galena Complex. The Galena Complex underground operations are serviced by four vertical shafts; Galena, #3, Coeur and Caladay. The Caladay shaft is used for ventilation purposes only while the other three also have hoisting capabilities. The deepest shaft is the #3 Shaft which has a developed depth of 1,776 meters. Lateral development from the Galena and #3 shafts provides access on 13 levels at intervals of roughly 60 or 90 meters (200 or 300 feet).

One of three mining methods is typically used to extract ore from underground veins. These are conventional “overhand” cut and fill stoping, mechanized “overhand” cut and fill stoping and mechanized “underhand” cut and fill stoping. Hydraulically-placed mill tailings is used for backfill with cement addition where required for the application. The mining methods applied to the Galena veins result in a very high ore recovery, with very small ore losses around stope accesses, and the occasional pillar that must be left for utility or safety.

The Galena Complex produces a silver-lead concentrate from galena-bearing ore. Small tonnages (<500 tonnes per month) of silver-copper ore continue to be mined and are commingled with the silver-lead ore without compromising the marketability of the concentrate. Presently the 630 tonne-per-day Galena mill treats silver-lead ore. The Galena mill has an additional 270 tonne-per-day grinding circuit which is currently idle but could be used in the future. The Coeur mill is on standby.

Project Development

Silver-copper ore was essentially the sole source of production at the Galena Complex for more than fifty years. Beginning in 2012, a review of historic information and recent drilling highlighted an opportunity to increase the production of silver-lead ore. Initial development activities were successful and the program was expanded.

In Q1 2014, the Company announced its intention to shift the production focus at the Galena Complex to the exploitation of silver-lead ore. With this intention, the Company has increased exploration activities and underground development around existing silver-lead resources. The most important projects are the Upper Country Silver-Lead (“UCSL”) area and 5200-5500 Level.

The UCSL generally refers to silver-lead mineralization found between the 2400 and 3400 Levels. There are currently nine principal veins at varying degrees of development. Many of these veins have seen at least some past development but were abandoned when the high grade Silver Vein was discovered. This area of the mine is currently producing 40% of the ore tonnage from the 2400, 3000 and 3400 Levels. Ongoing development on the 2800 Level is expected to add production over the course of 2016. The Company believes this is an attractive project because of the close proximity of the veins to one another as well as to existing mine infrastructure, the favourable operating conditions and the likelihood of resource growth.

The 5200-5500 Level generally refers to silver-lead mineralization hosted by the 175 and 185 Veins. Access to these veins is primarily from the 5200 Level with more recent development providing access to the 175 Vein from the 4900 Level. Diamond drilling in 2015 successfully extended the principal mineralized veins in both vertical directions and identified or extended other high grade veins such as the 164 and 168 Veins. These areas are currently mined by either conventional or mechanized methods depending on vein width. During the year the Company was able to increase the number of production faces in order to improve productivity and operating flexibility.

Despite the decision to emphasize silver-lead production, silver-copper ore remains an important part of the Galena Complex reserve and future mine plan. The Company monitors trends in metal prices and periodically reevaluates the optimum mix of ore production for the Galena Complex. Mining of silver-copper ore can be ramped up on relatively short notice.

RISK FACTORS

The business of the Company is subject to a substantial number of risks and uncertainties. In addition to considering the information disclosed in the financial statements and in the other publicly filed documentation regarding the Company available at www.sedar.com, the reader should carefully consider the following information. Any of these risk elements could have material adverse effects on the business of the Company. See “Note 7 – Financial Risk Management” of the Company’s audited consolidated financial statements for the year ended December 31, 2015.

Current Global Financial and Economic Conditions

Current global financial and economic conditions remain fragile following the 2008/2009 financial crisis. Several major international financial institutions and other large, international enterprises either filed for bankruptcy or were actively rescued by governmental intervention at that time and access to public and private capital and financing continues to be challenging. Such factors may impact the Company’s ability to obtain financing in the future on favourable terms. Additionally, global economic conditions may cause a long-term decrease in asset values. If such global volatility and market uncertainty continue, the Company’s operations and financial condition could be adversely impacted.

Risks Associated with Market Fluctuations in Commodity Prices

The majority of the Company’s revenue is derived from the sale of silver, copper, zinc and lead contained in concentrates. Fluctuations in the prices of these commodities represent one of the most significant factors affecting the Company’s results of operations and profitability. If the Company experiences low silver, copper, zinc, and lead prices, it may result in decreased revenues and decreased net income, or losses, and may negatively affect the Company’s business.

The market price for silver, copper, zinc and lead continues to be volatile and is influenced by a number of factors, including, among others, levels of supply and demand, global or regional consumptive patterns, sales by government holders, metal stock levels maintained by producers and others, increased production due to new mine developments, improved mining and production methods, speculative trading activities, inventory carrying costs, availability and costs of metal substitutes, international economic and political conditions, interest rates and the relative exchange rate of the US dollar with other major currencies. The aggregate effect of such factors (all of which are beyond the control of the Company) is impossible to predict with any degree of accuracy, and as such, the Company can provide no assurances that it can effectively manage such factors. In addition, the price of silver, for example, has on occasion been subject to very rapid short-term changes due to speculative activities. Fluctuations in silver and other commodity prices may materially adversely affect the Company’s financial performance or results of operations. The world market price of commodities has fluctuated during the last several years. Declining market prices for silver and other metals could have a material adverse effect on the Company’s results of operations and profitability. If the market price of silver and other commodities falls significantly from its current levels, the operation of the Company’s properties may be rendered uneconomic and such operation and exploitation may be suspended or delayed.

In particular, if the price of silver is depressed for a sustained period and net losses accumulate, the Company may be forced to suspend some or all of its mining until the price increases, and record asset impairment write-downs. Any lost revenues, continued or increased net losses, or asset impairment write-downs would adversely affect the Company’s results of operations.

Operational Risks

Substantial risks are associated with mining and milling operations. The Company’s commercial operations are subject to all the usual hazards and risks normally encountered in the exploration, development and production of silver, copper, zinc and lead, including, among other things: unusual and unexpected geologic formations, inclement weather conditions, seismic activity, rock bursts, cave-ins, flooding and other conditions involved in the drilling and removal of material, any of which could result in damage to, or destruction of, mines and other producing facilities, catastrophic damage to property or loss of life, labour disruptions, equipment failure or failure of retaining dams around tailings disposal areas which may result in environmental pollution and legal liability. The Company will take appropriate precautions as are applicable to similar mining operations and in accordance with general industry standards to help mitigate such risks. However, the Company can provide no assurances that its precautions will actually succeed in mitigating, or even reducing the scope of potential exposure to, such operational risks.

There can be no Certainty that the Company’s Exploration and Development Activities will be Commercially Successful

Substantial efforts and compliance with regulatory requirements are required to establish mineral reserves through drilling and analysis, to develop metallurgical processes to extract metal and, in the case of development properties, to develop and construct the mining and processing facilities and infrastructure at any site chosen for mining. Shareholders cannot be assured that any reserves or mineralized material acquired or discovered will be in sufficient quantities to justify commercial operations.

Mineral Reserves and Resources, Development and Production

The estimation of ore reserves is imprecise and depends upon a number of subjective factors. Estimated ore reserves or production guidance may not be realized in actual production. The Company’s operating results may be negatively affected by inaccurate estimates. Reserve estimates are a function of geological and engineering analyses that require the Company to make assumptions about production costs and the market price of silver and other metals. Reserve estimation is based on available data, which may be incomplete, and subject to engineering and geological interpretation, judgment and experience. Market price fluctuations of metals, as well as increased production costs or reduced recovery rates may render ore reserves containing relatively lower grades of mineralization uneconomic and may ultimately result in a restatement of reserves. Moreover, short-term operating factors relating to the ore reserves, such as the need for orderly development of the ore bodies and the processing of new or different ore grades may cause a mining operation to be unprofitable in any particular accounting period. Should the Company encounter mineralization or geologic formations at any of its mines different from those predicted adjustments of reserve estimates might occur, which could alter mining plans. Either of these alternatives may adversely affect the Company’s actual production and operating results.

The mineral reserve and resource estimates contained or incorporated are only estimates and no assurance can be given that any particular level of recovery of minerals will be realized or that an identified reserve or resource will qualify as a commercially mineable (or viable) deposit which can be legally and economically exploited. The Company relies on laboratory-based recovery models and historical performance of its processing plant to project estimated ultimate recoveries by ore type at optimal grind sizes. Actual recoveries in a commercial mining operation may exceed or fall short of projected laboratory test results. In addition, the grade of mineralization ultimately mined may differ from the one indicated by the drilling results and the difference may be material. There can be no assurance that minerals recovered in small scale laboratory tests will be duplicated in large scale tests under on-site conditions or in production scale operations and there can be no assurance that historical performance of the process plant will continue in the future. Material changes, inaccuracies or reductions in proven and probable reserves or resource estimates, grades, waste-to-ore ratios or recovery rates could have a materially adverse impact on the Company’s future operations, cash flows, earnings, results of operations, financial condition and the economic viability of projects. The estimated proven and probable reserves and resources described herein should not be interpreted as assurances of mine life or of the profitability of future operations.

The Company has engaged internal and expert independent technical consultants to advise it on, among other things, mineral resources and reserves, metallurgy and project engineering. The Company believes that these experts are competent and that they have carried out their work in accordance with all internationally recognized industry standards. If, however, the work conducted by, and the mineral resource and reserve estimates of these experts are ultimately found to be incorrect or inadequate in any material respect, such events could materially and adversely affect the Company’s future operations, cash flows, earnings, results of operations, financial condition and the economic viability of its projects.

The Company’s ability to sustain or increase present production levels depends in part on successful exploration and development of new ore bodies and/or expansion of existing mining operations. Mineral exploration, particularly for silver, involves many risks and is frequently unproductive. If mineralization is discovered, it may take a number of years until production is possible, during which time the economic viability of the project may change. Substantial expenditures are required to establish ore reserves, extract metals from ores and, in the case of new properties, to construct mining and processing facilities and infrastructure at any site chosen for mining. The economic feasibility of any development project is based upon, among other things, estimates of the size and grade of ore reserves, proximity to infrastructures and other resources (such as water and power), metallurgical recoveries, production rates and capital and operating costs of such development projects, and metals prices. Development projects are also subject to the completion of positive feasibility studies, issuance of necessary permits and receipt of adequate financing, which may be difficult to obtain on terms reasonably acceptable to the Company.

The Company’s future silver, copper, zinc and lead production may decline as a result of an exhaustion of reserves and possible closure of work areas. It is the Company’s business strategy to conduct silver exploratory activities at the Company’s existing mining operations as well as at new exploratory projects, and to acquire silver mining properties and businesses or reserves that possess mineable ore reserves and are expected to become operational in the near future. However, the Company can provide no assurance that its future silver production will not decline. Accordingly, the Company’s revenues from the sale of silver may decline, which may have a material adverse effect on its results of operations.

Government Regulation and Environmental Compliance

The Company is subject to significant governmental regulations, and costs and delays related to such regulations may have a material adverse effect on the Company’s business.

The Company’s mining activities are subject to extensive federal, state, local and foreign laws and regulations governing environmental protection, natural resources, prospecting, development, production, post-closure reclamation, taxes, labour standards and occupational health and safety laws and regulations including mine safety, toxic substances and other matters related to the Company’s business. The costs associated with compliance with such laws and regulations could be substantial. Possible future laws and regulations, or more restrictive interpretations of current laws and regulations by governmental authorities could cause additional expense, capital expenditures, restrictions on or suspensions of the Company’s operations and delays in the development of the Company’s properties. Moreover, governmental authorities and private parties may bring lawsuits based upon damage to property and injury to persons resulting from the environmental, health and safety impacts of the Company’s past and current operations, which could lead to the imposition of substantial fines, penalties and other civil and criminal sanctions. Substantial costs and liabilities, including for restoring the environment after the closure of mines, are inherent in the Company’s operations. Although the Company believes it is in substantial compliance with applicable laws and regulations, the Company can give no assurance that any such law, regulation, enforcement or private claim will not have a material adverse effect on the Company’s business, financial condition or results of operations.

In the United States, some of the Company’s mining wastes are currently exempt to a limited extent from the extensive set of federal Environmental Protection Agency (the “EPA”) regulations governing hazardous waste under the Resource Conservation and Recovery Act (the “RCRA”). If the EPA designates these wastes as hazardous under the RCRA, the Company would be required to expend additional amounts on the handling of such wastes and to make significant expenditures to construct hazardous waste disposal facilities. In addition, if any of these wastes causes contamination in or damage to the environment at a mining facility, such facility may be designated as a “Superfund” site under the

Comprehensive Environmental Response, Compensation and Liability Act (the “CERCLA”). Under the CERCLA, any owner or operator of a Superfund site since the time of its contamination may be held liable and may be forced to undertake extensive remedial clean-up action or to pay for the government’s cleanup efforts. Additional regulations or requirements are also imposed upon the Company’s tailings and waste disposal areas in Idaho under the federal Clean Water Act (the “CWA”). Airborne emissions are subject to controls under air pollution statutes implementing the Clean Air Act in Idaho. Compliance with the CERCLA, the CWA and state environmental laws could entail significant costs, which could have a material adverse effect on the Company’s operations.

In the context of environmental permits, including the approval of reclamation plans, the Company must comply with standards and regulations, which entail significant costs and can entail significant delays. Such costs and delays could have an adverse impact on the Company’s operations.

The Company’s mining operations are subject to regulations promulgated by government agencies from time to time. Specifically, the Company’s activities at the Galena Complex are subject to regulation by the U.S. Department of Labor’s Mine Safety Health Administration and related regulations under applicable legislation and the Company’s activities at the Cosalá Operations projects are subject to regulation by SEMARNAT (defined below), the environmental protection agency of Mexico. Such regulations can result in citations and orders which can entail significant costs or production interruptions and have an adverse impact on the Company’s operations and profitability. SEMARNAT regulations require that an environmental impact statement, known in Mexico as a MIA, be prepared by a third-party contractor for submittal to SEMARNAT. Studies required to support the MIA include a detailed analysis of the following areas: soil, water, vegetarian, wildlife, cultural resources and socio-economic impacts. The Company must also provide proof of local community support for a project to gain final approval of the MIA.

In the ordinary course of business, the Company is required to obtain or renew governmental permits for the operation and expansion of existing mining operations or for the development, construction and commencement of new mining operations. Obtaining or renewing the necessary governmental permits is a complex and time-consuming process involving numerous jurisdictions, which often involves public hearings and costly undertakings. The duration and success of the Company’s efforts to obtain or renew permits are contingent upon many variables not within our control including the interpretation of applicable requirements implemented by the permitting authority. The Company may not be able to obtain or renew permits that are necessary to its operations, or the cost to obtain or renew permits may exceed what the Company believes it can recover from the property once in production. Any unexpected delays or costs associated with the permitting process could delay the development or impede the operation of a mine, which could have a material adverse effect on the Company’s operations and profitability.

Some of the Company’s Material Properties are Located in Mexico and are Subject to Changes in Political and Economic Conditions and Regulations in that Country

In the past, Mexico has been subject to political instability, changes and uncertainties, which may cause changes to existing governmental regulations affecting mineral exploration and mining activities. The Company’s operations and properties are subject to a variety of governmental regulations including, among others: regulations promulgated by the Mexican Department of Economy – Dirección General de Minas, Mexico’s Secretary of Environment and Natural Resources (“SEMARNAT”); the Mexican Mining Law; and the regulations of the Comisión Nacional del Aqua with respect to water rights. Mexican regulators have broad authority to shut down and/or levy fines against facilities that do not comply with regulations or standards. The Company’s mineral exploration and mining activities in Mexico may be adversely affected in varying degrees by changing government regulations relating to the mining industry or shifts in political conditions that increase the costs related to the Company’s activities or maintenance of its properties. Operations may also be affected in varying degrees by government regulations with respect to restrictions on production, price controls, export controls, income taxes, and expropriation of property, environmental legislation and mine safety. Mexico’s status as a developing country may make it more difficult for the Company to obtain any required financing for its projects. The Mexican Government is conducting a highly publicized crack down on the drug cartels, resulting in a loss of lives. The operation has been unaffected by the conflict and is unlikely to be in the future. However, if the government’s actions lead to civil unrest, the situation could change

The Company is uncertain if all necessary permits will be maintained on acceptable terms or in a timely manner. Future changes in applicable laws and regulations or changes in their enforcement or regulatory interpretation could negatively impact current or planned exploration and development activities on its Cosalá District properties, or in any other projects that the Company becomes involved with. Any failure to comply with applicable laws and regulations or failure to obtain or maintain permits, even if inadvertent, could result in the interruption of exploration and development operations or material fines, penalties or other liabilities.

Substantially all of the Company's Assets are Located Outside of Canada, and Impact on Enforcement of Civil Liabilities

It may be difficult or impossible to enforce judgements obtained in Canadian courts predicated upon the civil liability provisions of the securities laws of certain provinces against the portion of the Company's management and assets located outside of Canada.

Employee Recruitment, Retention, Pension Funding and Labour Relations

Recruiting and retaining qualified personnel is critical to the Company’s success. The number of persons skilled in acquisition, exploration and development of mining properties is limited and competition for such persons is intense. As the Company’s business activity grows, the Company will require additional key executive, financial, operational, administrative and mining personnel. Although the Company believes that it will be successful in attracting, training and retaining qualified personnel, there can be no assurance of such success. If the Company is not successful in attracting and training qualified personnel, the efficiency of its operations could be affected, which could have a material adverse effect on the Company’s results of operations and profitability. The Company strongly depends on the business and technical expertise of its small group of management and key personnel. There is little possibility that this dependence will decrease in the near term. Key man life insurance is not in place on management and key personnel. If the services of the Company’s management and key personnel were lost, it could have a material adverse effect on future operations.

The Company may experience labour disputes, work stoppages or other disruptions in production that could adversely affect its operations. The Company also hires some of its employees or consultants in Mexico to assist it in conducting its operations in accordance with Mexican laws. The Company also purchases certain supplies and retains the services of various companies in Mexico to meet its business plans. It may be difficult to find or hire qualified people in the mining industry who are situated in Mexico or to obtain all the necessary services or expertise in Mexico or to conduct operations on its projects at reasonable rates. If qualified people and services or expertise cannot be obtained in Mexico, the Company may need to seek and obtain those services from people located outside Mexico, which will require work permits and compliance with applicable laws and could result in delays and higher costs to the Company to conduct its operations in Mexico.

The declines in the equity markets over the last several years and other financial impacts have affected the Company’s costs and liquidity through increased requirements to fund the Company’s defined benefit pension plans for its employees. There can be no assurance that financial markets will sufficiently recover in the future with the effect of causing a corresponding reduction in the Company’s future pension funding requirements. Furthermore, there can be no assurance that unforeseen changes in pensioner longevity, government regulation or other financial market uncertainties will not cause pension funding requirements to differ from the requirements projected by professional actuaries. The Company intends to continue to fund its pension plan for hourly and salary employees of the Company pursuant to all relevant regulatory requirements.

Mining Property and Title Risks

Third parties may dispute the Company’s mining claims, which could result in losses affecting the Company’s business. The validity of unpatented mining claims, which constitute a significant portion of the Company’s property holdings in Idaho, is often uncertain and may be contested. Although the Company has attempted to acquire satisfactory title to undeveloped properties, the Company, in accordance with mining industry practice, does not generally obtain title opinions until a decision is made to develop a property. As a result, some titles, particularly titles to undeveloped properties, may be defective. Defective title to any of the Company’s mining claims could result in litigation, insurance claims, and potential losses affecting the Company’s business.

The validity of mining or exploration titles or claims, which constitute most of the Company’s property holdings, can be uncertain and may be contested. No assurance can be given that applicable governments will not revoke or significantly alter the conditions of the applicable exploration and mining titles or claims and that such exploration and mining titles or claims, will not be challenged or impugned by third parties. The Company has not conducted surveys of all the claims in which it holds direct or indirect interests and therefore, the precise area and location of such claims may be in doubt. The Company’s properties may be subject to prior unregistered liens, agreements or transfers, native land claims or undetected title defects.

In light of the DGRM's Resolution, and based on the survey work carried out by the Company's independent contractors and its own personnel since the boundary discrepancy at El Cajón first became known to the Company, there is a strong likelihood of a material change to the positions of the boundaries of the concessions encompassing the Company's El Cajón mineral deposit. When any such variation to the concessions boundaries is finally confirmed by the DGRM, the Company's management expects that it may be necessary to prepare a revised mineral resource estimate based on the confirmed boundaries, which will likely result in a significant reduction of the quantity of estimated mineral resources compared to the Company's estimate disclosed in the Cosalá Technical Report. For further information see “General Development of the Business – Operations – Three Year History”.

Surface Rights and Access

The Company has reached various agreements for surface access and rights with certain local groups, including, Ejidos for mining exploitation activities, including open pit mining, in the project area of Cosalá Norte. In addition, the Company currently has formal agreements for surface access with all Ejidos on whose land its exploration activities are being performed. These agreements are valid for several years and are regularly reviewed in terms of the appropriate level of compensation for the level of work being carried out. The Nuestra Señora process facility is located on land previously purchased by the Company and is not exposed to disruptions by third party ownership claims.

For future activities the Company will need to negotiate with Ejido and non-Ejido members, as a group and individually, to reach agreements for additional access and surface rights. Negotiations with Ejidos can become time-consuming if demands for compensation become unreasonable. There can be no guarantee that the Company will be able to negotiate satisfactory agreements with any such existing members for such access and surface rights, and therefore it may be unable to carry out planned mining activities. In addition, in circumstances where access is denied, or no agreement can be reached, the Company may need to rely on the assistance of local officials or the courts in such jurisdiction, the outcomes of which cannot be predicted with any certainty. The inability of the Company to secure surface access or purchase required surface rights could materially and adversely affect the timing, cost or overall ability of the Company to develop any mineral deposits it may locate.

Competition

Competition in the mining sector is intense. Mines have limited lives and as a result, the Company may in the future seek to replace and expand its reserves through the acquisition of new properties. In addition, there is a limited supply of desirable mineral lands available in areas where the Company would consider conducting exploration and/or production activities. Because the Company faces strong competition for new properties from other mining companies, some of which have greater financial resources than it does, the Company may be unable to acquire attractive new mining properties on terms that it considers acceptable. Competition in the mining business for limited sources of capital could adversely affect the Company’s ability to acquire and develop suitable silver mines, gold mines, silver developmental projects, gold developmental projects, silver producing companies, gold producing companies or properties having significant exploration potential. As a result, there can be no assurance that the Company’s acquisition and exploration plans will yield new mineral reserves to replace or expand current mineral reserves.

Concentrate Sales Risks

The Company currently sells its concentrates under offtake contracts with a limited number of counterparties. Based on past practice, and the quality of its concentrates, the Company expects to be able to renew these contracts or find alternative purchasers for its concentrates, however there can be no assurance that the existing contracts will be renewed or replaced on reasonable terms.

The Company frequently sells its concentrates on the basis of receiving a sales advance when the concentrates are delivered, with the advance based on market prices of metals at the time of the advance. Final settlement of the sale is then made later, based on prevailing metals prices at that time. In an environment of volatile metal prices, this can lead to negative cash adjustments, with amounts owing to the purchaser, and such amounts could potentially be substantial. In volatile metal markets, the Company may elect to fix the price of a concentrate sale at the time of initial delivery.

The Company is Subject to Currency Fluctuations that may Adversely Affect the Financial Position of the Company

One of the Company’s primary operations is located in Mexico and many of its expenditures and obligations are denominated in Mexican pesos. The Company maintains its principal office and raises its equity financings in Canada, maintains cash accounts in both U.S. dollars and Canadian dollars and has monetary assets and liabilities in Canadian dollars and Mexican pesos. As such, the Company’s results of operations are subject to foreign currency fluctuation risks and such fluctuations may adversely affect the financial position and results of the Company. The Company may, from time to time, employ derivative financial instruments to manage exposure to fluctuations in foreign currency exchange rates.

Financing Risks

Should financing be sought in the future, there can be no assurances that the Company will be able to obtain adequate funding or that the terms of such financing will be favourable. Failure to obtain additional financing could result in delay or indefinite postponement of further exploration and development of its projects and the possible loss of such properties. The Company has a limited history of earnings, has never paid a dividend, and does not anticipate paying dividends in the near future.

Risk Associated with Outstanding Debt

The Company’s ability to make scheduled payments of interest and principal on its outstanding indebtedness or refinance its debt obligations depends on its financial and operating performance, which is subject to prevailing economic and competitive conditions and to certain financial, business and other factors beyond its control. There can be no assurance that the Company will generate sufficient cash flow from operating activities to make its scheduled repayments of principal, interest, and any applicable premiums.

The Company may be forced to pursue strategic alternatives such as reduce or delay capital expenditures, sell assets or operations, see additional capital or restructure or refinance its indebtedness. No assurances can be made that the Company would be able to take any of these actions, that these actions would be successful, or that these actions would be permitted under the terms of existing or future debt agreements.

If the Company cannot make scheduled payments on its debt, or comply with its covenants, it will be in default of such indebtedness and, as a result (i) holders of such debt could declare all outstanding principal and interest to be due and payable, (ii) the lenders under the credit facilities could terminate their commitments to lend the Company money, and (iii) the holders of the Company’s secured de3bt could realize upon the assets securing the borrowings.

The Company may Require Significant Capital Expenditures

Substantial expenditures will be required to maintain, develop and to continue with exploration at the Company properties. In order to explore and develop these projects and properties, the Company may be required to expend significant amounts for, among other things, geological, geochemical and geophysical analysis, drilling, assaying, and, if warranted, mining and infrastructure feasibility studies.

The Company may not benefit from any of these investments if it is unable to identify commercially exploitable mineralized material. If successful in identifying reserves, it will require significant additional capital to construct facilities necessary to extract recoverable metal from those reserves.

The ability of the Company to achieve sufficient cash flows from internal sources and obtain necessary funding depends upon a number of factors, including the state of the worldwide economy and the price of silver, copper, zinc and lead. The Company may not be successful in achieving sufficient cash flows from internal sources and obtaining the required financing for these or other purposes on terms that are favourable to it or at all, in which case its ability to continue operating may be adversely affected. Failure to achieve sufficient cash flows and obtain such additional financing could result in delay or indefinite postponement of further exploration or potential development.

Risks Associated with the Company’s Business Objectives

The Company’s strategy to create shareholder value through the acquisition, exploration, advancement and development of its mineral properties will be subject to substantive risk. While the Company may seek to acquire additional mineral properties that are consistent with its business objectives, there can be no assurance that the Company will be able to identify suitable additional mineral properties or, if it does identify suitable properties, that it will have sufficient financial resources to acquire such properties or that such properties will be available on terms acceptable to the Company or at all. Any partnership or joint venture agreements with respect to mineral properties that the Company enters into will be subject to the typical risks associated with such agreements, including disagreement on how to develop, operate or finance a property and contractual and legal remedies of the Company’s partners in the event of such disagreement.

Absolute Assurance on Financial Statements

The Company prepares its financial statements in accordance with accounting policies and methods prescribed by International Financial Reporting Standards. In the preparation of financial statements, management may need to rely upon assumptions, make estimates or use their best judgment in determining the financial condition of the Company. In order to have a reasonable level of assurance that financial transactions are properly authorized, assets are safeguarded against unauthorized or improper use and transactions are properly recorded and reported, the Company has implemented and continues to analyze its internal control systems for financial reporting. Although the Company believes that its financial reports and financial statements are prepared with reasonable safeguards to ensure reliability, the Company cannot provide absolute assurance in that regard.

Conflicts of Interest

Certain of the Company’s directors and officers also serve as directors and/or officers of other companies involved in natural resource exploration and development, and consequently there exists the possibility for such directors and officers to have interests that conflict with the Company’s interests. Situations may arise in connection with potential investments where the other interests of the Company’s directors conflict with its interests. As such, conflicts of interest may arise that may influence these persons in evaluating possible acquisitions or in generally acting on the Company’s behalf, as they may pursue opportunities that would then be unavailable to the Company. In the event that the Company’s directors are subject to conflicts of interest, there may be a material adverse effect on its business.

Uninsured or Uninsurable Risks

In the course of exploration, development and production of mineral properties, several risks and, in particular, unexpected or unusual geological or operating conditions, may occur. It is not always possible to fully insure against such risks, and the Company may decide not to take out insurance against such risks as a result of high premiums or other reasons. Should such liabilities arise they could reduce or eliminate any future profitability and result in an increase in costs and a decline in value of the Common Shares.

As of the date of this AIF, the Company is not insured against environmental risks. Insurance against environmental risks (including potential liability for pollution or other hazards as a result of the disposal of waste products occurring from exploration and production) has not been generally available to companies within the industry. Without such insurance, and if the Company becomes subject to environmental liabilities, the payment of such liabilities would reduce or eliminate its available funds or could exceed the funds the Company has to pay such liabilities and result in bankruptcy. Should the Company be unable to fund fully the remedial cost of an environmental problem, it might be required to enter into interim compliance measures pending completion of the required remedy.

Tax Considerations

Corporate profits in Mexico are taxed only by the Federal Government. Previously, there were two federal taxes in Mexico that applied to the Company’s operations in Mexico: corporate income tax and a Flat Rate Business Tax (“IETU”). Mexican corporate income tax wa s calculated based on gross revenue less deductions for all refining and smelting charges, direct operating costs, all head office general and administrative costs, and depreciation deductions as applicable at a corporate income tax rate in Mexico of 30%. The IETU was a cash-based minimum tax that applies in addition to the corporate income tax. The tax was applicable to the taxpayer’s net income from the (i) sale of goods; (ii) performance of independent services; and (iii) lease of goods at the rate of 16.5% during 2008, 17% during 2009, 17.5% during 2010, 2011 and 2013.

In late 2013, a new income Tax Law was enacted in Mexico (“Mexican Tax Reform”) which became effective January 1, 2014. Key provisions of the Mexican Tax Reform that may affect the Company consist of:

•

New 7.5% mining royalty. This royalty is deductible for tax purposes and is calculated as 7.5% of a royalty base which is computed as taxable revenues (except interest and inflationary adjustments), less allowable deductions for income tax purposes (except interest, inflationary adjustment, depreciation and mining fees), less prospecting and exploration expenses for the year;

•	New environmental duty of 0.5% of gross income arising from the sale of gold and silver;
•	Corporate income tax rate to remain at 30%, eliminating the scheduled reduction to 29% in 2014 and to 28% in 2015;
•	Elimination of the IETU;
•	Elimination of the option for depreciation of capital assets on an accelerated basis;
•

Elimination of 100% deduction on exploration expenses for locating and quantifying new deposits in pre-operating periods. These exploration costs will be amortized on a straight-line basis over 10 years; and

•

Reduction of deductibility for various employee fringe benefits; and imposes a 10% withholding tax on dividends distributed to resident individuals or foreign residents (including foreign corporations). According to the Mexico-Canada tax treaty, this dividend withholding tax rate may be reduced to 5%.

The Company has reviewed the 2014 Tax Reform and is challenging the constitutionality of the 7.5% mining royalty, the 0.5% environmental duty, and other aspects of the Reform. The Company currently believes it is in compliance with the new legislation and there is no guarantee it will be successful in its challenges against the Mexican Government.

The Company believes that, pursuant to Section 7874 of the United States Internal Revenue Code of 1986, even though U.S. Silver is organized as an Ontario corporation, U.S. Silver will be treated as a U.S. domestic corporation for U.S. federal income tax purposes. As a result, U.S. Silver will be subject to U.S. federal income tax in the same manner as a corporation organized in the U.S. The Company believes that U.S. Silver likely is a United States real property holding corporation, or "USRPHC", as defined for United States federal income tax purposes. If U.S. Silver were classified as a USRPHC, any gain from the sale or other disposition, including a redemption, of its common shares would be subject to U.S. federal income taxation and U.S. Silver would be required to file a United States federal income tax return. In such circumstances, the purchaser of such common shares would be required to withhold from the purchase price an amount equal to 10% of the purchase price and remit such amount to the U.S. Internal Revenue Service. In addition, since, as noted above, U.S. Silver is classified as a U.S. domestic corporation, the gross amount of dividends paid by U.S. Silver will be subject to U.S. withholding tax at the current rate of 5% under the Canada-United States Convention with Respect to Taxes on Income and on Capital. U.S. Silver will only be eligible for foreign tax credits under the Canadian Income Tax Act to the extent it has qualifying income from a source in the U.S. in the year any U.S. tax or withholding tax is paid by or on behalf of U.S. Silver in respect of a gain on the sale or other disposition of its common shares or a dividend paid on such shares. Any gain from the sale or other disposition, including a redemption, of the common shares of U.S. Silver and dividends received on such shares by U.S. Silver will likely not be treated as income sourced in the United States for these purposes.

DIVIDENDS

The Company has not, since its incorporation, paid any dividends on any of its Common Shares and it is not contemplated that any dividends will be declared on the Common Shares in the immediate or foreseeable future. The directors of the Company will determine any future dividend policy on the basis of earnings, the Company’s financial position and other relevant factors.

GENERAL DESCRIPTION OF CAPITAL STRUCTURE

The Company is authorized to issue an unlimited number of common shares (“Common Shares”). As of the date of this AIF, 349,475,205 Common Shares were issued and outstanding. Holders of Common Shares are entitled to receive notice of any meetings of shareholders of the Company, to attend and to cast one vote per common share at all such meetings.

Holders of Common Shares are entitled to receive dividends, if any, as and when declared by the Company’s Board out of monies properly applicable to the payment of dividends, in such amount and in such form as the Board may from time to time determine, and all dividends which the directors may declare on the Common Shares shall be declared and paid in equal amounts per share on all Common Shares at the time outstanding. In the event of the dissolution, liquidation or winding-up of the Company, whether voluntary or involuntary, or any other distribution of assets of the Company among its shareholders for the purpose of winding up its affairs, the holder of the Common Shares shall be entitled to receive the remaining property and assets of the Company.

The Company also has options to purchase 27,589,958 Common Shares outstanding as of the date of this AIF and U.S. Silver and Americas Silver have warrants outstanding which are exchangeable for Common Shares of the Company, (the “Warrants”). See “Note 16 – Share Capital” to the Company’s audited consolidated financial statements for the year ended December 31, 2015 for additional information regarding the Company’s convertible securities.

The following tables summarize the U.S. Silver and the Americas Silver Warrants outstanding as of the date of this AIF.

Warrants Summary Chart

Number of Warrants	Exercise Price (CAD)	Issuance date	Expiry date
30,000,000	0.10	Feb 2016	Feb 11, 2019
3,693,333	0.25	Nov 2015	Nov 10, 2018
350,000	0.18	Aug 2015	Aug 26, 2018
2,777,778	0.10	Aug 2015	Aug 26, 2018
2,736,000	0.25	Aug 2015	Aug 26, 2018
5,346,639	0.23	May 2015	May 27, 2018
6,110,444	0.23	Dec 2014	Dec 22, 2017
17,100,000	0.40	Aug 2013	Aug 7, 2020
8,094,517	0.45	Aug 2013	Aug 22, 2016
880,320	0.38	Aug 2013	Aug 22, 2016
77,089,031

The U.S. Silver warrants represent the 23,069,867 common share purchase warrants previously issued by U.S. Silver which are now exercisable for Common Shares on the basis of the exchange ratio of 1.68 Common Shares for each common share of U.S. Silver as a result of the acquisition by the Company of all of the common shares of U.S. Silver. The U.S. Silver Warrants are exercisable for 38,757,377 Common Shares.

Constraints

To the best of its knowledge, the Company is not aware of any constraints imposed on the ownership of its securities to ensure that the Company has a required level of Canadian ownership.

Ratings

To the best of its knowledge, the Company is not aware of any ratings, including provisional ratings, from rating organizations for the Company’s securities that are outstanding and continue in effect.

MARKET FOR SECURITIES

The Company’s Common Shares are traded on the Exchange under the symbol USA. The closing price of the Common Shares on the Exchange on December 31, 2015 was C$0.10 and on March 29, 2016 was C$0.20.

The following sets forth the high and low market prices and the volume of the Common Shares traded on the Exchange during the periods indicated:

Period	High (C$)	Low (C$)	Total Volume
December, 2015	$ 0.14	$ 0.09	7,003,477
November, 2015	$ 0.155	$ 0.13	11,787,435
October, 2015	$ 0.19	$ 0.15	4,837,310
September, 2015	$ 0.18	$ 0.14	4,283,573
August, 2015	$ 0.20	$ 0.135	5,707,498
July, 2015	$ 0.225	$ 0.15	8,862,193
June, 2015	$ 0.26	$ 0.215	3,189,625
May, 2015	$ 0.27	$ 0.19	7,710,785
April, 2015	$ 0.21	$ 0.17	5,211,818
March, 2015	$ 0.20	$ 0.17	3,414,987
February, 2015	$ 0.21	$ 0.185	4,032,200
January, 2015	$ 0.25	$ 0.185	16,710,845

DIRECTORS AND OFFICERS

Name, Occupation and Security Holding

The table below sets forth the name, province or state and country of residence, position with the Company, principal occupation during the previous five years and the number of voting securities beneficially owned, directly or indirectly, or over which control or direction is exercised, for the directors and executive officers of the Company.

As at the date hereof, directors and executive officers of the Company, as a group, beneficially owned, directly or indirectly, or exercised control or direction over an aggregate of 3,845,313 Common Shares representing approximately 1.10% of its issued and outstanding Common Shares.

The terms of the directors of the Company expires at the annual general meeting of shareholders where they can be nominated for re-election. The officers hold their office at the discretion of the Board, but typically on an annual basis, after the annual general meeting, the directors pass resolutions to appoint officers and constitute committees.

Name and Residence and Position with the Company	Principal Occupation for Five Preceding Years	Number and Percentage of Company Shares Owned
Directors
Darren Blasutti Ontario, Canada Director and Chief Executive Officer

Mr. Blasutti is currently the President and Chief Executive Officer of the Company. He was formerly the President and Chief Executive Officer of U.S. Silver & Gold Inc., prior to that President and Chief Executive Officer of RX Gold & Silver Inc. (“RX Gold”), and former Senior Vice President of Corporate Development for Barrick Gold Corporation (“Barrick”) until January 2011. At Barrick, he reported to the Chief Executive Officer and played a lead role in the strategic development of Barrick for over 13 years, during which time he executed over 25 gold mining transactions including the acquisition of Homestake Mining Company and Placer Dome Inc. and the consolidation of the world class Cortez property from Rio Tinto. Mr. Blasutti also led the creation of Barrick Energy Inc. to hedge Barrick’s exposure to energy prices and was integral to the initial public offering of African Barrick Gold. During his tenure at Barrick, he also led the Investor Relations function. Mr. Blasutti was previously at PricewaterhouseCoopers LLP where he planned, supervised and managed audits for a variety of clients. Mr. Blasutti is a member of the Canadian Institute of Chartered Accountants and is a director of Noront Resources Ltd. and Chantrell Ventures Corp.

908,581 (0.26%)
Alex Davidson Ontario, Canada Director

Mr. Davidson is currently a corporate director and was formerly Executive Vice President, Exploration and Corporate Development at Barrick, with responsibility for Barrick’s international exploration programs and corporate development activities. Mr. Davidson joined Barrick in 1993 as Vice President Exploration with responsibility for Barrick’s expanding exploration program. He initiated Barrick’s expansion out of North America and into Latin America and beyond. Prior to joining Barrick, Mr. Davidson was Vice President, Exploration for Metal Mining Corporation. Mr. Davidson has over 25 years’ experience in designing, implementing and managing gold and base metal exploration and acquisition programs throughout the world. In 2005, Mr. Davidson was presented the A.O. Dufresne Award by the Canadian Institute of Mining, Metallurgy and Petroleum to recognize exceptional achievement and distinguished contributions to mining exploration in Canada. In 2003, Mr. Davidson was named the Prospector of the Year by the Prospectors and Developers Association of Canada in recognition of his team’s discovery of the Lagunas Norte Project in the Alto Chicama District in Peru. Mr. Davidson is also a director of Capital Drilling Limited, Amara Mining plc, Orca Gold Inc. and Yamana Gold Inc.

332,472 (0.10%)

Name and Residence and Position with the Company	Principal Occupation for Five Preceding Years	Number and Percentage of Company Shares Owned
Alan Edwards Colorado, United States Director

Mr. Edwards serves on the board of directors and is President of AE Consulting Corp. He also serves on the board of directors for Entrée Gold Inc., and AQM Copper Inc. (Chairman). From May 2013 to July 2015 he was Chairman of the Board of Directors of AuRico Gold Inc., from August 2013 to February 2015 he was Chairman of the Board of Oracle Mining Corp., from September 2012 to July 2013, he was Chief Executive Officer of Oracle Mining Corp., from 2009 to May 2011, he was President and Chief Executive Officer of Copper One Inc., from 2007 to 2009, he was President and Chief Executive Officer of Frontera Copper Corporation. Mr. Edwards holds an MBA from the University of Arizona and a B.S. Mining Engineering also from the University of Arizona.

247,185 (0.07%)
Peter Hawley Quebec, Canada Chairman

Mr. Hawley is the founder of Scorpio Mining and is currently the President and Chief Executive Officer of Scorpio Gold Corporation. Formerly he was President and CEO of the Company from July 20, 2012 to April 21, 2013 and prior to December 2010. Mr. Hawley has over 35 years’ experience in the exploration and mining industry and has worked as a consulting geologist to a large number of intermediate and senior mining companies including Teck Corp, Noranda Inc., Placer Dome Inc. and Barrick Gold.

1,843,436 (0.53%)

Name and Residence and Position with the Company	Principal Occupation for Five Preceding Years	Number and Percentage of Company Shares Owned
Bradley R. Kipp

Mr. Kipp is currently the Executive Vice-President and Director of Retail Ready Foods Inc. (food distribution and commodity trading) since August 2015; Vice-President Finance of Summit Resource Management Limited (venture capital) since 1997. Director of Equity Financial Holdings Inc. since June 2008. Previously he was Chief Financial Officer and Director of African Copper PLC (mining and exploration) from September 2004 to July 2015. Mr. Kipp has over 20 years’ experience specializing in operations, corporate finance and public company reporting in the mining sector. As part of these activities he has been Chief Financial Officer and/or a Director of several public companies listed on the Toronto and London AIM exchanges. Mr. Kipp is a member of the Chartered Professional Accountants of Canada and a member of the Chartered Financial Analyst Institute.

NIL
Gordon E. Pridham Ontario, Canada

Mr. Pridham is currently Principal of Edgewater Capital and sits on the public company boards of Newalta Corporation (Chairman), , CHC Student Housing Inc. (Chairman) and Orvanna Minerals Inc. Formerly Chairman of the Board of U.S. Silver & Gold Inc. He is on the advisory board for Enertech Capital a Clean Tech Venture Fund. Recent activities include merger of US Silver with RX Gold as Chairman, sale of Norock Realty to Partners REIT as Chairman of the Special Committee, and sale of Western Prospector to CNNC as Chairman of the Special Committee.

Mr. Pridham has over 35 years of experience financing and advising public and private companies in a cross section of industries, particularly in the resource sector. He has worked in New York, Calgary, Toronto and Hong Kong for global financial institutions in Corporate Banking, Investment Banking and Capital Markets.

Mr. Pridham is a graduate of the University of Toronto and the Institute of Corporate Directors program.

361,234 (0.1%)
Lorie Waisberg Ontario, Canada Director*

Mr. Waisberg is a corporate director currently serving as chairman and a director of, Chemtrade Logistics Income Fund and a director of Metalex Ventures Ltd., Tembec Inc., Northern Uranium Corp., and Chantrell Ventures Corp. Prior to retirement, Mr. Waisberg served as Executive Vice President, Finance and Administration of Co-Steel Inc., a steel manufacturer. Prior thereto, Mr. Waisberg practiced law with a major Canadian law firm. Mr. Waisberg is accredited as ICD.D by the Institute of Corporate Directors.

89,825 (0.03%)

Name and Residence and Position with the Company	Principal Occupation for Five Preceding Years	Number and Percentage of Company Shares Owned
Officers
Darren Blasutti Ontario, Canada President and Chief Executive Officer	See information for Mr. Blasutti set forth above in the Directors section of this table.	See above
Robert M. Taylor Montana, United States (Former) Chief Operating Officer (Resigned February 2016)

Mr. Taylor is the former Chief Operating Officer of the Company; former Chief Operating Officer of U.S. Silver & Gold; Former Chief Operating Officer, RX Gold; Former Vice President, North American Operations, Kinross Gold Corp.

22,890 (0.001%)
Warren Varga Ontario, Canada Chief Financial Officer

Mr. Varga is currently the Chief Financial Officer, of the Company; former Chief Financial Officer of U.S. Silver & Gold; Chief Financial Officer, RX Gold; Senior Director, Corporate Development, Barrick Gold Corporation

18,312 (0.0001%)
Peter J. McRae Ontario, Canada Senior Vice President, Corporate Affairs & General Counsel

Mr. McRae is currently the Senior Vice President, Corporate Affairs & General Counsel of the Company; former Vice President, General Counsel of U.S. Silver & Gold; Vice President, Corporate Counsel, RX Gold; attorney at Weil, Gotshal & Manges LLP in New York.

4,578 (0.0001%)
Daren Dell Ontario, Canada Chief Operating Officer (Effective February 2016)

Mr. Dell is currently the Chief Operating Officer of the Company; former Vice President, Technical Services of U.S. Silver & Gold; Director, Corporate Development and Director, Technical Evaluations at Barrick Gold

16,800 (0.0001%)

Standing Committees of the Board

There are currently three standing committees of the Board: the Audit Committee, the Compensation and Corporate Governance Committee and the Sustainability & Technical Committee. The following table identifies the members of each of these Committees:

Board Committee	Committee Members
Audit Committee	Bradley Kipp (Chair) Lorie Waisberg Gordon Pridham
Compensation and Corporate Governance Committee	Lorie Waisberg (Chair) Alex Davidson Gordon Pridham
Sustainability & Technical Committee	Alan Edwards (Chair) Alex Davidson Peter Hawley

CEASE TRADE ORDERS, BANKRUPTCIES, PENALTIES OR SANCTIONS

Except as stated below, no director or executive officer of the Company is, as at the date hereof, or has been, within 10 years before the date hereof, a director, chief executive officer or chief financial officer of any company that:

(i)	was subject to an order that was issued while the director was acting in the capacity as director, chief executive officer or chief financial officer, or

(ii)

was subject to an order that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

Alan Edwards, a director of the Company, was Chairman of the Board of Oracle Mining Corp. (“Oracle”) until his resignation effective February 15, 2015. On December 23, 2015, Oracle announced that the Superior Court of Arizona had granted the application of Oracle’s lender to appoint a receiver and manager over the assets, undertaking and property of Oracle Ridge Mining LLC.

Mr. Waisberg was a director of FMF Capital Group Ltd. (“FMF”) from March 2005 to May 18, 2007. On May 18, 2007 a subsidiary of FMF (of which Mr. Waisberg was not a director) conveyed its assets to a trustee to facilitate the orderly wind-up of its business.

No director or executive officer of the Company, or a shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company:

(i)

is, as at the date hereof, or has been, within 10 years before the date hereof, a director or executive officer of any company that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement, or compromise with creditors or had a receiver, receiver-manager or trustee appointed to hold its assets; or

(ii)

has, within 10 years before the date hereof, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver-manager or trustee appointed to hold the assets of the director or executive officer.

No director or executive officer of the Company, or a shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company has been subject to:

(i)

any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(ii)	any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

CONFLICT OF INTEREST

To the best of the Company’s knowledge, there are no existing or potential conflicts of interest among the Company, its directors, officers or other insiders of the Company other than as described in the following paragraph.

Various officers, directors or other insiders of the Company may hold senior positions with entities involved in the mining industry or otherwise be involved in transactions within the mining industry and may develop or already have other interests outside the Company. In the event that any such conflict of interest arises, a director who is in such a conflict will be required to disclose the conflict to a meeting of the directors of the Company in accordance with the CBCA.

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

In November 2010, the Company received a reassessment from the Mexican tax authorities related to its Mexican subsidiary, Minera Cosalá, for the year ended December 31, 2007. The tax authorities disallowed the deduction of transactions with certain suppliers for an amount of approximately $11.4 million (MXP 196.8 million), of which $4.9 million (MXP 84.4 million) would be applied against available tax losses. The Company appealed this reassessment and the Mexican tax authorities subsequently reversed $5.5 million (MXP 94.6 million) of their original reassessment. The remaining $5.9 million (MXP 102.2 million) consists of $5.7 million (MXP 84.4 million) related to transactions with certain suppliers and $1.0 million (MXP 17.8 million) of value added taxes thereon. The Company appealed the remaining reassessment with the Mexican Tax Court in December 2011. The Company may be required to post a bond of approximately $1.0 million (MXP 17.8 million) to secure the value added tax portion of the reassessment. The deductions of $4.9 million (MXP 84.4 million), if denied, would be offset by available tax losses. No amount has been recognized in the consolidated financial statements as the Company believes it is not likely that the reassessment will be upheld by the Tax Court. There has been no change in status of the tax assessment since December 31, 2013, as the Company waits for it to be addressed by the tax authorities.

The Company may be involved in certain non-material claims incurred in the normal course of business, none of which management believes can have a material impact on the results of operations or financial position of the Company.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Other than as described below or elsewhere in this AIF no director, executive officer or 10% shareholder of the Company or any associate or affiliate of any such person or company, has or had any material interest, direct or indirect, in any transaction that has materially affected or will materially affect the Company or any of its subsidiaries.

Insiders of the Company participated in private placements of the units of U.S. Silver in August 2013 and March 2014. In the August 2013 private placement, Darren Blasutti, Alex Davidson, Tom Ryley, Gord Pridham and Alan Edwards, who were at the time directors or senior officers of U.S., Silver & Gold and therefore interested parties as such term is defined under Multilateral Instrument 61-101 - Protection Of Minority Security Holders In Special Transactions (“MI 61-101”), participated for 227,599, 133,000, 133,000, 67,000 and 40,000 units, respectively.

In the March 2014 private placement, Alex Davidson, Alan Edwards and Hugh Agro, who were at the time, directors of U.S. Silver and therefore interested parties as such term is defined under MI 61-101, participated for 43,100, 34,480 and 100,000 units, respectively.

In the March 2014 private placement, Sprott Asset Management LP participated for 3,206,900 units. At the time of the March 2014 private placement, Sprott Asset Management LP and its affiliated entities owned or exercised control or direction over in excess of 10% of the issued and outstanding common shares of U.S. Silver and was therefore considered an interested party as such term is defined under MI 61-101.

TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar of the Company is Computershare Investor Services Inc., (“Computershare”). Computershare’s principal location for the common shares of the Company is located at 100 University Avenue, 8th Floor, Toronto, ON M5J 2Y1.

MATERIAL CONTRACTS

Aside from contracts entered into in the ordinary course of business and not required to be filed under section 12.2 of National Instrument 51-102 – Continuous Disclosure Obligations (“NI 51-102”), the following are the only contracts regarded as material which were entered into by the Company within the most recently completed fiscal year or before the most recently completed fiscal year that are still in effect.

•	The Credit Facility with Royal Capital Management Corporation dated August 7, 2013 as amended June 30, 2015 as described under “General Development of the Business – Financing Arrangements”.
•	The Subordinated Credit Facility dated November 9, 2015 as described under “General Development of the Business – Financing Arrangements”.
•	The New Credit Facility dated February 11, 2016 as described under “General Development of the Business – Financing Arrangements”.

•	The Collective Bargaining Agreement with the United Steel Workers Union that is in effect from June 29, 2014 to June 28, 2017 and covers all of the hourly employees at the Galena Complex as described under “Other Developments”.

INTEREST OF EXPERTS

The following persons, firms and companies named below have prepared or certified a statement or report described or included in a filing, or referred to in a filing, made under NI 51-102 by the Company during, or relating to, the Company’s most recently completed financial year and whose profession, or business gives rise to the report or statement or opinion made by the person or company:

The Galena Technical Report was prepared by Fred Barnard PhD.,C.P.G, Steve Milne P.E, and Robert L. Sandefur, P.E., of Chlumsky, Armbrust & Meyer, LLC, all of whom are Qualified Persons for the purposes of NI 43-101.

The Cosalá Technical Report was prepared by Thomas L. Dyer, P.E., Steven Ristorceli, C.P.G., Paul Tietz, C.P.G., Pierre Lacombe, Eng., Jack McPartland, Q.P.M. for Mine Development Associates, all of whom are Qualified Persons for the purposes of NI 43-101.

Mr. Daren Dell, Chief Operating Officer, Mr. Jim Atkinson, Vice President, Exploration, Mr. James Stonehouse, Vice President, Exploration Mexico and Mr. Dan Hussey, Chief Geologist, Galena Complex are all Qualified Persons for the purposes of NI 43-101 and have reviewed and approved certain technical disclosure in this AIF.

PricewaterhouseCoopers LLP, is the auditor of the Company. PricewaterhouseCoopers LLP has confirmed to the Company that they are independent of the Company in accordance with the rules of professional conduct of the Institute of Chartered Accountants of Ontario.

To management’s knowledge, none of the Qualified Persons held any securities of the Company or of any associate or affiliate of the Company when they prepared the reports referred to above or following the preparation of such reports and none of the Qualified Persons listed above received any direct or indirect interest in any securities of the Company or of any associate or affiliate of the Company in connection with the preparation of such reports. None of the aforementioned firms or persons, nor any directors, officers or employees of such firms, are currently expected to be elected, appointed or employed as a director, officer or employee of the Company or of any associate or affiliate of the Company.

AUDIT COMMITTEE INFORMATION

The Audit Committee will be responsible for monitoring the Company’s accounting and financial reporting practices and procedures, the adequacy of internal accounting controls and procedures, the quality and integrity of financial statements and for directing the auditors’ examination of specific areas. The members of the Audit Committee are Brad Kipp (Chair), Lorie Waisberg and Gordon Pridham, all of whom are “independent” directors as defined in National Instrument 52-110 – Audit Committees] (“NI 52-110”). Each member of the Audit Committee is considered to be “financially literate” within the meaning of NI 52-110, which includes the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the Combined Company’s financial statements.

Audit Committee Charter

A copy of the Company’s Audit Committee Charter, which was ratified on January 30, 2015, is attached to this document as Appendix B.

Relevant Education and Experience

The relevant education and experience of each of the proposed members of the Audit Committee is as follows:

Member	Relevant Education and Experience
Bradley R. Kipp (Chair)	•	Over 20 years’ experience in the mining sector specializing in operations, corporate finance and public reporting
	•	Has been Chief Financial Officer and/or director of several public companies listed on both the Toronto and London AIM stock exchanges[2]
Lorie Waisberg	•	Corporate director who has served on the audit committees of several public companies
	•	Former Executive Vice President, Finance and Administration of Co-Steel Inc.
Gordon Pridham	•	More than 25 years’ experience in investment banking, capital markets and corporate finance
	•	Has worked in New York, Calgary, Toronto and Hong Kong for global financial institutions and has financed and advised companies in the public and private markets

Pre-Approval Policies and Procedures

The Audit Committee will pre-approve all audit and non-audit services not prohibited by law to be provided by the independent auditors of the Company.

External Auditor’s Service Fees (By Category)

The fees billed by the Company’s external auditor in the last two fiscal years for audit fees are as follows:

Financial Year	Audit Fees (C$)	Audit Related Fees (C$)	Tax Fees (C$)	All Other Fees (C$)
2015	$185,000	Nil	Nil	Nil
2014	$232,000	Nil	$51,920	Nil

[***]

________________________________________
2 Executive Vice-President and director of Retail Ready Foods Inc. since August 2015; Chief Financial Officer and director of African Copper PLC (mining and exploration) from September 2004 to July 2015; Vice-President Finance of Summit Resource Management Limited (venture capital) since 1997; director of Equity Financial Holdings Inc. since June 2008.

APPENDIX A
DEFINITIONS, TECHNICAL TERMS, ABBREVIATIONS AND CONVERSION

Technical Abbreviations

Ag	silver
Au	gold
Cu	copper
g	grams
NI 43-101	National Instrument 43-101 Standards
of Disclosure for Mineral Projects
km	kilometres
NSR	net smelter return
m	metres
oz	ounce(s)
Pb	lead
Zn	zinc

The following table lists Imperial measurements and their equivalent value under the Metric system:

Imperial	Converts to	Metric
1 in	=	2.54 cm
1 ft (12 in)	=	0.3048 m
1 yd (3ft)	=	0.9144 m
1 mile (1760 yd)	=	1.6093 km
1 square in (in2)	=	6.4516 cm2
1 square ft (ft2)	=	0.0929 m2
1 square yd (yd2)	=	0.8361 m2
1 acre (4840 yd2)	=	0.4047 ha
1 square mile (640 acres)	=	2.59 km2
short ton	=	0.907 metric tonnes

The following is a glossary of certain technical terms and abbreviations that appear in this AIF:

AIF means this Annual Information Form

Assay is an analysis to determine the quantity of one or more elemental components.

Board means the board of directors of Americas Silver.

CERCLA is the Comprehensive Environmental Response, Compensation and Liability Act.

CIM is the Canadian Institute of Mining Metallurgy and Petroleum

Arrangement means the transaction that occurred on December 23, 2014 where Scorpio Mining and U.S. Silver completed a merger of equals to combine their respective companies by way of a plan of arrangement of U.S. Silver pursuant to section 182 of the Business Corporations Act (Ontario).

Common Shares refers to the common shares in the capital of the Company.

Company means Americas Silver Corporation and its affiliates.

Concentrate is a product in which valuable minerals have been enriched (concentrated) through mineral processing.

Cosalá Technical Report means the Technical Report and Preliminary Economic Assessment, Nuestra Señora , San Rafael and El Cajón Deposits dated April 12, 2013 and prepared in accordance with NI 43-101 by and under the supervision of Thomas L. Dyer, P.E., Steven Ristorcelli, C.P.G., Paul Tietz, C.P.G. and Michael S. Lindholm, C.P.G. of Mine Development Associates, Inc., Jack McPartland, Q.P.M. of McClelland Laboratories, Inc. and Pierre Lacombe, Eng.

CWA is the Clean Water Act.

Diamond drilling is drilling with the use of a type of rotary drill in which the cutting is done by abrasion rather than percussion. The cutting bit is set with diamonds and is attached to the end of long hollow rods through which water is pumped to the cutting face. The drill cuts a core of rock which is recovered in long cylindrical sections, generally three centimetres or more in diameter.

Dilution is the effect of grade reduction that occurs when material adjacent to a defined Mineral Resource and of significantly lower grade than the defined Mineral Resource is mined and sent to the mill along with material comprising the defined Mineral Resource.

Dip is the degree of inclination of a tilted bed or other 2-dimensional plane, taken perpendicular to its strike. Also refers to the angle of inclination of a drill hole.

Discount is an arbitrary rate selected to apply to a stream of costs and benefits for the calculation of Net Present Value. The discount rate allows for the time value of money to be factored into the calculation of net present value. Discount rates can also be used to make an assessment of projects of different risk levels by assigning a higher discount rate to projects of higher risk.

Disseminated is a mineral deposit, whereby the minerals (metals) occur as scattered particles in the rock, but in sufficient quantity to make the deposit a worthwhile ore.

Drumlummon Mine is the 100% U.S. Silver owned property in the Marysville District, Montana.

EIS is an Environmental Impact Statement.

EPA is the Environmental Protection Agency.

Exchange is the Toronto Stock Exchange.

Fault is a fracture in a rock across which there has been displacement.

Feasibility study means a comprehensive study of a mineral deposit during which all of the geological, engineering, operating, environmental and economic factors are considered in sufficient detail that it could reasonably serve as the basis for a final decision by a financial institution to finance the development of the project for mineral production. The feasibility study considers defined Mineral Resources, mining methods, potential production profile, and economic assumptions including metals prices and recoveries. The feasibility study also considers the environmental, permitting, and sociological issues associated with the development of the mine. The study is usually completed by an independent engineering firm and has cost estimates defined to +/-15% or better.

Fire Assay an analytical smelting procedure for determining the precious metal content in rock and mine products.

Fracture is a break in a rock, usually along flat surfaces.

g/t means grams per tonne.

Galena is lead sulphide (PbS) and the principal primary economic lead mineral.

Galena Complex means the 100% U.S. Silver owned property in the Coeur d’Alene Mining District of northern Idaho.

Galena Technical Report is the “Technical Report, Galena Mine Project, Shoshone County, Idaho”, dated March 19, 2012.

Glencore means Glencore Limited

Grade is the concentration of a valuable metal in a rock sample, given either as weight percent for base metals (e.g., Pb, Zn, Cu) or in g/t or ounces per short ton for precious metals (e.g., Ag, Au, Pt).

Ha means hectare

Hard Rock Claims means the patent mining claims in Lewis and Clark County in the State of Montana acquired by RX Gold in October 2006.

Hoist means the machine used for raising and lowering the cage or other conveyance in a mine shaft.

Intrusive is a rock mass formed below the earth's surface from molten magma which was intruded into a pre-existing rock mass and cooled to a solid.

Lbs means pounds.

LOM means Life Of Mine.

MIA means environmental impact statement in Mexico.

Mill (or concentrator) is an industrial installation assembled to allow separation and recovery of mineral particles of interest from bulk mineralization and waste material. Typically includes equipment for crushing and grinding, selective particle recovery and production of a concentrate from which the contained metals can be refined to marketable purity.

Mineral means a naturally occurring inorganic substance typically with a crystalline structure.

Mineralization means minerals of value occurring in rocks.

MSHA means the U.S. Department of Labor's Mine Safety and Health Administration.

NI 43-101 means National Instrument 43-101 and is a regulation with the force of law prepared by the Canadian Securities Administrators and governing the standards of disclosure for mineral projects.

NI 51-102 means National Instrument 51-102 and is a regulation with the force of law prepared by the Canadian Securities Administrators and governing the standards of Continuous Disclosure Obligations.

Net present value or "NPV" is a future stream of benefits and costs converted into equivalent values today. This is done by assigning monetary values to the benefits and costs discounting future benefits and costs using an appropriate discount rate and subtracting a sum total of discounted costs from the total of discounted benefits.

NSR means Net Smelter Return or Net Smelter Royalty and means a defined percentage of the gross revenue from a resource extraction operation, less a proportionate share of transportation, insurance, and processing costs.

Operating costs (OPEX) are the costs of operating a mine, usually including all onsite costs of mining, milling, environmental compliance, tailings disposal, storing concentrate, and administration. Typically quoted in US dollars/tonne. Major sustaining capital items such as mill expansion, large underground development or high-value items of fixed or mobile mining or milling equipment during the life of a project are excluded.

Ore is a natural occurrence of one or more minerals that may be mined and sold at a profit, or from which some part may be profitably separated. The word ore should only be used to refer to defined Mineral Reserves, preferably related to a mine in the development or production phase or to a historical mineral deposit that was economically exploited.

Outcrop refers to an exposure of rock at the earth's surface.

RCRA is the Resource Conservation and Recovery Act.

PRG means Platte River Gold Inc.

Recovery is the percentage of valuable minerals that are recovered during milling and/or other forms of processing and captured for potential payment after shipment to the smelter.

RX Gold means RX Gold & Silver Inc.

SEC is the U.S. Securities and Exchange Commission.

SEDAR means the System for Electronic Document Analysis and Retrieval.

SEMARNAT means Secretary of Environment and Natural Resources in Mexico.

Shaft or “mine shaft” is a vertical or inclined excavation in rock or consolidated material for the purpose of providing access to a mineral deposit.

Shears is where a fault affects a width of rock rather than being a single clean break, the width of affected rock is referred to as the shear zone. The term implies movement, i.e., shearing.

Skarn refers to an alteration assemblage dominated by calcium and magnesium silicate minerals (dominantly garnets, pyroxenes and amphiboles). Skarns form by reaction between silica-bearing fluids and carbonate rocks, converting original carbonate minerals to silicate minerals. Mineralized Skarns contain economically attractive amounts of certain metals and are classified on the basis of the dominant metal (cf. Copper skarn or Lead-Zinc skarn). Skarns typically form in close proximity to intrusive bodies and may have massive sulphide replacement mineralization on their distal sides.

Smelter is an industrial installation where sulphide minerals are reduced to metals through roasting at high temperature.

SMES is the Small Miner Exclusion Statement.

Strike is horizontal level direction or bearing of an inclined rock bed, structure, vein or stratum surface. The direction is perpendicular to the direction of dip.

tpd means tonnes per day.

Tailings are the waste products resulting from the processing of mineralized material.

Tetra Tech means Tetra Tech Company.

Tetrahedrite is a copper antimony sulfosalt mineral ((Cu,Fe)12Sb4S13) and the principal economic copper mineral.

U.S. Silver means U.S. Silver & Gold Inc.

U.S. Silver Warrants means the common share purchase warrants of U.S. Silver outstanding which are exercisable for Common Shares.

Vein is a fissure, fault or crack in a rock filled by minerals that have traveled upwards from some deep source.

[***]

Certain CIM Standards Definitions

The term “Qualified Person” means an individual who is an engineer or geoscientist with at least five years’ experience in mineral exploration, mine development or operation or mineral project assessment, or any combination of these; has experience relevant to the subject matter of the mineral project and the technical report; and is a member or licensee in good standing of a professional association.

The term “Mineral Resource” is a concentration or occurrence of diamonds, natural, solid, inorganic or natural fossilized organic material including base and precious metals, coal, and industrial minerals in or on the Earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge. Mineral Resources are subdivided, in order of increasing geological confidence, into Inferred, Indicated and Measured categories.

The term “Inferred Mineral Resource” is that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

The term “Indicated Mineral Resource” is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

The term “Measured Mineral Resource” is that part of a Mineral Resource for which quantity, grade or quality, densities, shape, physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

The term “Mineral Reserve” is the economically mineable part of a Measured or Indicated Mineral Resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A Mineral Reserve includes diluting materials and allowances for losses that may occur when the material is mined.

The term “Probable Mineral Reserve” is the economically mineable part of an Indicated Mineral Resource and, in some circumstances, a Measured Mineral Resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

The term “Proven Mineral Reserve” is the economically mineable part of a Measured Mineral Resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified.

[***]

APPENDIX B
AMERICAS SILVER CORPORATION AUDIT COMMITTEE CHARTER

AUDIT COMMITTEE CHARTER
AMERICAS SILVER CORPORATION

1.	Role of the Audit Committee

(a)

The role of the Audit Committee is to assist the Board of Directors (the “Board”) in its oversight and evaluation of the following matters in respect of Americas Silver Corporation and its subsidiaries (the “Company”):

(i)	The quality and integrity of the financial statements of the Company;

(ii)	The compliance by the Company with legal and regulatory requirements in respect of financial disclosure;

(iii)	The Company’s internal control over financial reporting;

(iv)	The qualification, independence and performance of the Company’s independent auditor;

(v)	The assessment, monitoring and management of the financial risks of the Company’s business;

(vi)	The performance of the Company’s Chief Financial Officer (the “CFO”); and

(vii)	Such other matters as assigned to it by the Board from time-to-time.

(b)

In addition, the Audit Committee provides an avenue for communication between the independent auditor, the Company’s CFO and other senior management, other employees and the Board concerning accounting, auditing and financial risk management matters.

(c)

The Audit Committee is directly responsible for the recommendation of the appointment and retention (and termination) and for the compensation and the oversight of the work of the independent auditor for the purpose of preparing audit reports or performing other audit, review or attest services for the Company.

(d)	The Audit Committee is not responsible for:

(i)	Planning or conducting audits, or

(ii)

Certifying or determining the completeness or accuracy of the Company's financial statements or that those financial statements are in accordance with generally accepted accounting principles (“GAAP”).

(e)	Each member of the Audit Committee shall be entitled to rely in good faith upon:

(i)

Financial statements of the Company represented to him or her by senior management of the Company or in a written report of the independent auditor to present fairly the financial position of the Company in accordance with GAAP; and

Americas Silver Corporation	Audit Committee Charter

(ii)	Any report of a lawyer, accountant, engineer, appraiser or other person whose profession lends credibility to a statement made by any such person.

“Good faith reliance” means that the Audit Committee member has considered the relevant issues, questioned the information provided and assumptions used, and assessed whether the analysis provided by senior management or the expert is reasonable. Generally, good faith reliance does not require that the member question the honesty, competence and integrity of senior management or the expert unless there is a reason to doubt their honesty, competence and integrity.

The fundamental function of the Audit Committee is oversight. The responsibility for the Company’s financial statements and disclosure rests with senior management. It is not the duty of the Audit Committee to conduct investigations or to assure compliance with applicable legal and regulatory requirements. The Company’s independent auditor is responsible of the audit and review, as applicable, of the Company’s financial statements in accordance with applicable standards, laws and regulations.

In discharging its obligations under this Charter, the Audit Committee shall act in accordance with its fiduciary duties. Nothing contained in this mandate is intended to expand applicable standards of conduct under statutory or regulatory requirements for the directors of the Company or the members of the Audit Committee.

2.	Membership

(a)

Members of the Audit Committee shall be appointed by the Board, on the recommendation of the Compensation and Corporate Governance Committee, and shall be made up of at least three (3) members of the Board.

(b)

The appointment of members of the Audit Committee shall take place annually at the first meeting of the Board after a meeting of shareholders at which directors are elected, provided that if the appointment of members of the Audit Committee is not so made, the directors who are then serving as members of the Audit Committee shall continue as members of the Audit Committee until their successors are appointed. The Board may appoint a member to fill a vacancy that occurs in the Audit Committee between annual elections of directors.

(c)	Any member of the Audit Committee may be removed from the Audit Committee by a resolution of the Board.

(d)

The Board shall appoint a Chair of the Audit Committee who shall be an independent non-executive director. In the absence of the Chair and/or an appointed deputy, the remaining members present shall elect one (1) of the members present to chair the meeting.

(e)

Each of the members of the Audit Committee shall meet the Company's standards of Director “independence” and shall be “financially literate” (or acquire that familiarity within a reasonable period after appointment) in accordance with applicable legislation and stock exchange requirements.

(f)	No member of the Audit Committee shall:

2

Americas Silver Corporation	Audit Committee Charter

(i)

Accept (directly or indirectly) any consulting, advisory or other compensatory fee from the Company or any of its subsidiaries (other than remuneration for acting in his or her capacity as a director or Committee member) or be an “affiliated person” of the Company or any of its subsidiaries; or

(ii)

Concurrently serve on the audit committee of more than three (3) other public companies without the prior approval of the Audit Committee, the Compensation and Corporate Governance Committee and the Board and their determination that such simultaneous service would not impair the ability of the member to effectively serve on the Audit Committee (which determination shall be disclosed in the Company’s annual management information circular).

3.	Meetings and Procedure

(a)	The General Counsel/Corporate Secretary or such other appropriate designee shall act as the Secretary of the Audit Committee.

(b)

The quorum necessary for the transaction of business at any meeting of the Audit Committee shall be a majority of the number of members of the Audit Committee or such greater number as the Audit Committee shall by resolution determine.

(c)

The powers of the Audit Committee may be exercised at a duly convened meeting at which a quorum of the Audit Committee is present in person or by telephone or other electronic means or by a resolution signed by all members entitled to vote on that resolution at a meeting of the Audit Committee.

(d)	Each member (including the Chair) is entitled to one (but only one) vote in Audit Committee proceedings.

(e)	The Audit Committee shall meet at least quarterly and more frequently as circumstances require at such times and places as the Chair of the Audit Committee may determine.

(f)

The Audit Committee shall meet separately, periodically, with senior management and the independent auditor and may request any member of the Company's senior management or the Company's independent auditor or outside counsel to attend meetings of the Audit Committee or with any members of, or advisors to, the Audit Committee. The Audit Committee will also meet in camera at each of its regularly scheduled meetings.

(g)	Meetings of the Audit Committee shall be summoned by the Secretary of the Audit Committee at the request of any of its members.

(h)

Unless otherwise agreed, notice of each meeting confirming the venue, time and date together with an agenda shall be forwarded to each member of the Audit Committee, the independent auditor and any other person requested or required to attend, no fewer than three (3) working days prior to the meeting, or such period as may be reasonably necessary in the circumstances as determined by the Chair. Supporting materials shall be sent to the members of the Audit Committee and to other attendees as appropriate, at the same time or at such time as is practicable to enable appropriate review.

3

Americas Silver Corporation	Audit Committee Charter

(i)

The Secretary of the Audit Committee or appropriate designee shall minute the proceedings and resolutions of all Audit Committee meetings. Minutes of the Audit Committee meetings shall be circulated to all members of the Audit Committee for their approval in due course.

(j)

Except as otherwise provided in this Charter, the Audit Committee may form and delegate authority to individual members and subcommittees of the Audit Committee where the Audit Committee determines it is appropriate to do so.

4.	Responsibilities

4.1	Independent Auditor – The Audit Committee shall:

(a)

Recommend the appointment and the compensation of, and, if appropriate, the termination of the independent auditor, subject to such Board and shareholder approval as is required under applicable legislation and stock exchange requirements.

(b)	Obtain confirmation from the independent auditor that it ultimately is accountable, and will report directly, to the Audit Committee.

(c)

Pre-approve all audit and non-audit services (including any internal control-related services) provided by the independent auditor (subject to any restrictions on such non- audit services imposed by applicable legislation, regulatory requirements and applicable policies of securities administrators) and adopt policies as it determines appropriate for the pre-approval of such services including procedures for the delegation of authority to provide such approval to one or more members of the Audit Committee .

(d)	Review the experience and qualifications of the senior members of the independent auditor’s team.

(e)	Oversee the work of the independent auditor, including the resolution of any disagreements between senior management and the independent auditor regarding financial reporting.

(f)	Review with the independent auditor:

(i)	The quality, as well as the acceptability of the accounting principles that have been applied;

(ii)

Any problems or difficulties the independent auditor may have encountered during the provision of its audit services, including any restrictions on the scope of activities or access to requested information and any significant disagreements with senior management, any management letter provided by the independent auditor or other material communication (including any schedules of unadjusted differences) to senior management and the Company’s response to that letter or communication; and

4

Americas Silver Corporation	Audit Committee Charter

(iii)	Any changes to the Company’s significant auditing and accounting principles and practices suggested by the independent auditor or other members of senior management.

(g)	Obtain and review an annual report from the independent auditor regarding the independent auditor’s internal quality-control procedures outlining:

(i)

Any material issues raised by the most recent internal quality-control review, or peer review, of the auditor, or by any inquiry or investigation by governmental or professional authorities within the preceding five (5) years respecting one or more independent audits carried out by the firm;

(ii)	Any steps taken to deal with any such issues; and

(iii)	All relationships between the independent auditor and the Company.

(h)

Evaluate, annually, the qualifications, performance and independence of the independent auditor, including considering whether the auditor’s quality controls are adequate and the provision of permitted non-audit services is compatible with maintaining the auditor's independence.

(i)	Confirm with the independent auditor that it is in compliance with applicable legal, regulatory and professional standards relating to auditor independence.

(j)	Confirm with the independent auditor that it is a participating audit firm of the Canadian Public Accountability Board in compliance with all restrictions or sanctions imposed on it (if any).

(k)

Approve all engagements for accounting advice prepared to be provided by an accounting firm other than the independent auditor and review reports from senior management on tax advisory or other services provided by accounting firms other than the independent auditor.

(l)	Review and approve the Company’s hiring policies regarding partners, employees and former partners and employees of the present and former external auditor of the issuer.

4.2	Audit Process, Financial Statements and Related Disclosure and Internal Controls – The Audit Committee shall:

(a)	Meet with senior management and/or the independent auditor to review and discuss:

(i)	The planning and staffing of the audit by the independent auditor;

(ii)

Before public disclosure, the Company’s annual audited financial statements and quarterly financial statements, the Company’s accompanying disclosure of Management’s Discussion and Analysis and earnings and make recommendations to the Board as to their approval and dissemination of those statements and disclosure;

(iii)

Financial information and earnings guidance provided to analysts and rating agencies: this review need not be done on a case by case basis but may be done generally (consisting of a discussion of the types of information disclosed and the types of presentations made) and need not take place in advance of the disclosure;

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Americas Silver Corporation	Audit Committee Charter

(iv)

Any significant financial reporting issues and judgments made in connection with the preparation of the Company’s financial statements, including any significant changes in the selection or application of accounting principles, any major issues regarding auditing principles and practices, and the adequacy of internal controls that could significantly affect the Company’s financial statements;

(v)	All critical accounting policies and practices used;

(vi)

All alternative treatments of financial information within GAAP that have been discussed with senior management, ramifications of the use of such alternative disclosures and treatments, and the treatment preferred by the independent auditor;

(vii)	The use of “pro forma” or “adjusted” non-GAAP information, - the effect of new regulatory and accounting pronouncements;

(viii)	The effect of any material off-balance sheet structures, transactions, arrangements and obligations (contingent or otherwise) on the Company’s financial statements;

(ix)

Any disclosures concerning any weaknesses or any deficiencies in the design or operation of internal controls or disclosure controls made to the Audit Committee in connection with certification of forms by the CEO and/or the CFO for filing with applicable securities regulators;

(x)

The adequacy of the Company’s internal accounting controls and management information systems and its financial, auditing and accounting organizations and personnel (including any fraud involving an individual with a significant role in internal controls or management information systems) and any special steps adopted in light of any material control deficiencies; and

(xi)	The adequacy of the Company’s procedures for the disclosure of any financial information extracted or derived from the Company's financial statements.

4.3	Financial Risks – The Audit Committee shall:

Review with senior management the Company’s tolerance for financial risk and senior management’s assessment of the significant financial risks facing the Company as well as the guidelines and policies utilized by senior management with respect to financial risk assessment and management, and the procedures to monitor and control such exposures.

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Americas Silver Corporation	Audit Committee Charter

4.4	Compliance – The Audit Committee shall:

(a)

Review with senior management and the independent auditor any correspondence with regulators or governmental agencies and any employee complaints or published reports, which raise material issues regarding the Company’s financial statements or accounting policies.

(b)

Review with the Company’s CFO and General Counsel legal matters that may have a material impact on the financial statements, the Company’s compliance policies and any material reports or inquiries received from regulators or governmental agencies.

(c)

Review for fairness to the Company proposed transactions, contracts and other arrangements between the Company and its subsidiaries and any insider, related party or affiliate (“Related Party Transactions”), and make recommendations to the Board whether any such transactions, contracts and other arrangements should be approved or continued. [1] The foregoing shall not include any compensation payable pursuant to any plan, program, contract or arrangement subject to the authority of the Company’s Compensation and Corporate Governance Committee. To avoid any confusion, the Audit Committee responsibilities identified in this subsection are the sole responsibility of the Audit Committee and may not be allocated by the Board to a different committee without revisions to this Charter.

(d)	Establish procedures for:

(i)	the receipt, retention and treatment of complaints regarding accounting, internal accounting controls or auditing matters; and

(ii)	the confidential, anonymous submission by employees of the Company with concerns regarding any accounting or auditing matters.

5.	Reporting

(a)

The Audit Committee shall report to the Board on a regular basis. The reports of the Audit Committee shall include any issues of which the Audit Committee is aware with respect to the quality or integrity of the Company’s financial statements, its compliance with legal or regulatory requirements, the performance and independence of the Company’s independent auditor and changes in financial risks.

(b)	The Audit Committee also shall prepare, as required by applicable law, any audit committee report required for inclusion in the Company’s publicly filed documents.

6.	Access to Management and Independent Advisors

In accordance with the Board Mandate, the Audit Committee shall have the power to retain (at the Company’s expense) and receive advice from special financial, legal, accounting or other independent advisors as the Audit Committee determines to be necessary to permit it to carry out its duties. The Audit Committee may also seek any information it requires directly from employees. Any meetings or

_____________________________________
1 As used herein the term “related party” means any officer or director of the Company or any subsidiary, or any shareholder holding a greater than 10% direct or indirect financial or voting interest in the Company, and the term “affiliate” means any person, whether acting alone or in concert with others, that has the power to exercise a controlling influence over the Company and its subsidiaries. contacts that an Audit Committee member wishes to initiate should normally be arranged through the CEO, the CFO or the General Counsel. The Audit Committee members will use their judgment to ensure that any such contact is not disruptive to the business operations of the Company. The directors are normally expected to provide a copy or otherwise inform senior management as applicable of communications with employees of the Company.

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Americas Silver Corporation	Audit Committee Charter

7.	Annual Evaluation

Annually the Audit Committee shall, in a manner it determines to be appropriate:

(a)	Conduct a review and evaluation of the performance of the Audit Committee and its members, including the compliance of the Audit Committee with this Charter.

(b)

Review and assess the adequacy of this Charter and any position description for its committee Chair and recommend to the Board any improvements to this Charter or the position description that the Audit Committee determines to be appropriate, except for minor technical amendments to this Charter, authority for which is delegated to the General Counsel/Corporate Secretary, who will report any such amendments to the Board at its next regular meeting.

***

Ratified by the Board of Directors on January 30, 2015

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